Omnicom



04027219

P.E. 12-31-03

RECD S.E.C.
APR 23 2004
1086

PROCESSED
APR 26 2004
THOMSON FINANCIAL

ANNUAL REPORT

2003

Omnicom

Comparative Highlights

	2003	2002	2001	2000	1999	5 Yr. CAGR
			(Amounts in Thousands Except Per Share Amounts)			
Operating Data						
Revenue	**$8,621,404**	$7,536,299	$6,889,406	$6,154,230	$5,130,545	15.0%
Operating Profit	**1,164,675**	1,104,115	968,184	878,090	724,130	15.7%
Net Income	**675,883**	643,459	503,142	498,795	362,882	19.4%
Earnings per share						
—Basic	**$3.61**	$3.46	$2.75	$2.85	$2.07	17.5%
—Diluted	**3.59**	3.44	2.70	2.73	2.01	18.0%
As adjusted(a):						
Net Income, excluding goodwill amortization and Razorfish gain	**$675,883**	$643,459	$586,208	$511,487	$429,372	15.2%
Earnings per common share, excluding goodwill amortization and Razorfish gain						
—Basic	**$3.61**	$3.46	$3.21	$2.93	$2.45	13.5%
—Diluted	**3.59**	3.44	3.13	2.80	2.36	13.9%
Dividends per share	**$0.80**	$0.80	$0.775	$0.70	$0.625	8.8%
Common stock data						
Weighted average number of common shares and common equivalent shares outstanding during the year						
—Basic	**187,258**	186,094	182,868	174,881	175,286	
—Diluted	**188,656**	187,603	190,290	189,038	189,885	

(a) As required by Statement of Financial Accounting Standards No. 142 — "Goodwill and Other Intangibles", beginning with our 2002 results, goodwill and other intangible assets that have indefinite lives are not amortized. To make our results for the periods prior to 2002 more directly comparable in the table that follows, we adjusted our historical results for periods prior to 2002 to eliminate goodwill amortization for all periods, as well as the non-recurring gain on the sale of Razorfish shares in 2000, and the related tax impacts. As a result of these adjustments, the amounts presented for periods prior to 2002 are non-GAAP financial measures. We believe that by making these adjustments, the table that follows presents selected financial data using amounts that are more comparable year-to-year and thus more meaningful for purposes of this analysis. (See Item 6 in the accompanying Annual Report on Form 10-K for a reconciliation of the "as adjusted" amounts to the GAAP amounts.)

Dear Fellow Shareholders

Omnicom's strategy of seeking consistent returns from a diversified portfolio of businesses proved its value for shareholders again in 2003. Many things done very well by a great many employees enabled us to record our seventeenth consecutive year of increased revenues and earnings.

The significance of this accomplishment is underscored by the fact that 2003 was not simply a tough year. It was the third consecutive year of difficult and often uneven economic conditions for the global advertising and marketing industries. Our people made the necessary decisions to align their staffing and facilities with sustainable levels of business. They worked with us to minimize increases in operating expenses. And they never faltered in their commitment to creative excellence, which enabled our agencies to win more than $4 billion in net new business as well as the leading share of the world's most prestigious creative awards.

Solid financial performance

Omnicom recorded $8.6 billion in worldwide revenues in 2003, a 14 percent increase from $7.5 billion in 2002. Domestic revenue increased 10 percent to $4.7 billion, while international revenues rose 20 percent to $3.9 billion. The major portion of the increase in international revenues was due to foreign exchange translation, which benefited us for the first time in recent memory. Excluding foreign exchange gains, revenues from international markets advanced 6 percent.

All disciplines contributed to revenue growth in 2003. Traditional media advertising, which accounted for 43 percent of total revenues, grew 14 percent. Customer relationship management (CRM) disciplines experienced a strong renewal in client spending on brand building, advancing more than 20 percent. Revenues from specialty communications rose 10 percent. Our public relations businesses, buoyed by a resurgence in financial services assignments and new product introductions, contributed a 4 percent increase in revenues compared to a 6 percent decline in the prior year.

Net income was $675.9 million in 2003, a 5 percent increase from the $643.5 million earned in 2002. Diluted earnings per share for 2003 rose 4 percent to $3.59 compared to $3.44 in the prior year. Operating margins decreased 1.2 percent to 13.5 percent in 2003. The margin decline resulted primarily from changes in the mix of Omnicom's business, increased severance costs and less-than-optimal utilization rates across our networks. We believe our networks have done a good job of offsetting investments required to build revenues with ongoing efforts to align permanent staffing and facilities with current work levels. This was especially true in Europe during 2003. Though severance costs are now mostly behind us, our efforts to control operating expenses remain a key priority in all locations.

Given the continuing strength in the Company's financial performance, in February 2004 the Board raised the annual dividend to $0.90 per share from $0.80 per share. The increase began with the first-quarter dividend of 2004.

From our clients' perspective
A fundamental premise of Omnicom's business is that clients' objectives should be the central focus in how we structure our business. Our agencies may operate under different disciplines – traditional advertising, marketing communications, public relations or media buying, for example – but we organize our services to clients across those lines. We can bring together any marketing skill to create a customized, multi-disciplinary matrix of expertise capable of delivering consistent brand messages in virtually any market in the world, and do so in a way that is transparent to the client. This is a significant advantage for clients wanting greater efficiency and effectiveness from their marketing dollars.

It is also a distinctive competitive advantage for Omnicom. We have a balanced complement of top-quality agencies in each marketing discipline in all major markets. We believe this to be a key factor in our net new business wins, which totaled $4.1 billion in 2003 and an impressive $12.7 billion over the past three years.

Omnicom's fundamental strategy is to seek consistent returns from a diversified portfolio of businesses linked through our largest clients. While every client relationship is important to us, one of Omnicom's primary objectives is to serve more of the needs of our largest clients. In 2003, as in 2002, revenues from our top 250 clients increased by more than 15 percent, outpacing total revenue gains in both years. These clients now account for over half of worldwide revenues. We have said this before and it bears repeating: broadening our business with our largest clients by expanding the Company's service capabilities and geographic reach creates overlapping client relationships among our agencies that not only strengthens revenues but also adds stability to Omnicom's financial performance.

Large client or small, creative excellence – backed by service quality and measurable results – must be the defining characteristic of the relationship between agencies and their clients. Our networks again demonstrated their creative leadership in 2003. For the second consecutive year, and the third time in four years, BBDO Worldwide was the most recognized agency network in the world according to the annual *Gunn Report* on global advertising awards. TBWA Worldwide took second place on the Gunn list, with an unprecedented three agencies among the world's top ten. *Advertising Age* gave DDB Worldwide its 2003 Global Agency Network of the Year award. And our specialty marketing companies, always very highly regarded within their specialties, continued to demonstrate their leadership in annual compilations of creative excellence.

OMD Worldwide completed its first full year as a unified, global operation. The business continued to deliver on the promise underlying its launch in 2002, winning more than 400 new assignments around the world.

Investing in our relationships

During 2003, our agencies took advantage of attractive opportunities to make substantial investments in their creative bench strength.

They hired senior creative people and their account teams primarily with an eye to winning future business. That strategy began to pay off in new client assignments by the end of the year, and we expect to see a substantial return on these investments in 2004 and 2005.

Investing in our people has a long and successful history at Omnicom. We believe that our employees have tremendous "embedded knowledge," or collective business experience, that should be made available to Omnicom employees around the world. In this sense, we are a learning and a teaching organization in which the sharing of our business knowledge is both a core competency *and* a competitive advantage.

In 1995, for example, we founded Omnicom University and created the Senior Management Program (SMP) with Harvard Business School professor Len Schlesinger. The SMP is a global leadership program that uses the case study approach to explore the best contemporary thinking on the management of professional service firms. More than 700 CEOs and senior managers of Omnicom companies have completed their two-year commitment.

DAS University's Business Learning Program was founded in 1997 to disseminate the essential skills required in a professional services firm. The program is open to all managers at Omnicom companies and, to date, 2,200 of our colleagues have attended programs in the U.S., United Kingdom and Latin America.

In September 2003, ten recent graduates of top business schools began our new MBA Residency Program. During the 30 months of the program, they will rotate through six of our disciplines, guided by a management-level mentor within each operating company. By getting cross-training experience at this early stage in their careers, we believe participants will not only find the right placement within the Company but also develop the skills required to serve clients in multiple disciplines.

We also believe in sharing our skills with the communities which support our businesses. Each year, our agencies and networks invest considerable time and resources in support of charitable and not-for-profit activities. This *pro bono* work, comprising many thousands of hours of professional time each year, is driven by individual agencies in their local communities without direction from Omnicom. This 'giving back' is a compelling testimonial to the generous spirit that animates our agencies and their employees.

The return on these investments comes to us in many ways. An independent benchmarking study showed that, between 1995 and 2002, the cost savings attributable to reduced senior management turnover more than reimbursed us for all our learning activities. The same study also identified a critical feature of the successful professional services firm that we have discussed previously: those offices with a strong corporate culture, solid leadership and high employee morale are also the most profitable.

Governance and stock-based compensation

I can say with unequivocal certainty that the shareholders of Omnicom have been very well served over the years by the governance of the Board of Directors. During 2002 and 2003, the Board made a number of proactive changes in response to evolving standards of corporate governance, and it is making additional changes in 2004. Specifically, the Board has approved Omnicom's election, in advance of requirements by the Financial Accounting Standards Board, to record as an expense on the Company's income statement the fair value of stock options awarded to employees. The election became effective January 1, 2004.

An important point: This change in accounting in no way alters our philosophy with regard to incentive compensation for employees. We have already changed our mix of compensation, and we may consider more changes. We intend to preserve the flexibility to design competitive compensation packages that enable us to attract and retain the very best talent in each of our business disciplines.

Looking ahead

We entered 2004 with good momentum on several fronts. Global economic growth has generally resumed – Europe being slower to get under way – and clients are again investing in brand building after three years of maintenance spending. The difficult job of matching personnel and facilities to work levels was substantially completed last year, and we can now focus our attention on building revenues on a more cost-effective foundation, especially in Europe. That said, we will continue the challenging work of helping agencies fine-tune their cost structures. We also expect incentive compensation, which was scaled back in recent years, to become a more prominent expense in order to ensure that we continue to provide key personnel with competitive compensation packages.

Client-centered networks, exceptional creative talent, industry-leading breadth in all disciplines, global capability in all major markets – these are the perennial drivers of revenues at Omnicom agencies. We believe these capabilities make a compelling case to clients that are seeking ways to ensure their marketing dollars are well spent. Our businesses plan to make that case aggressively during 2004 in order to build our growing share of markets around the world.

Our objectives for 2004 will be very familiar to those who know Omnicom: growth of revenues and earnings, balance in a diversified portfolio of businesses, and stability of returns for shareholders. The strategy underpinning those objectives has delivered steady increases in shareholder value for 17 years. We intend to keep the record going.

Sincerely,



John D. Wren
President & Chief Executive Officer
April 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2003

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 1-10551

OMNICOM GROUP INC.
(Exact name of registrant as specified in its charter)

New York (State or other jurisdiction of incorporation or organization)	**13-1514814** (I.R.S. Employer Identification No.)
437 Madison Avenue, New York, NY (Address of principal executive offices)	**10022** (Zip Code)

Registrant's telephone number, including area code: (212) 415-3600

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which Registered
Common Stock, $.15 Par Value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

---

The registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) been subject to such filing requirements for the past 90 days.

Disclosure of delinquent filers pursuant to Item 405 of Regulations S-K is not contained herein and will not be contained in the definitive proxy or information statements incorporated by reference in Part III of this form 10-K or any amendment to this Form 10-K.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2): Yes X No

---

At March 1, 2004, 190,531,541 shares of Omnicom Common Stock, $.15 par value, were outstanding; the aggregate market value of the voting stock held by nonaffiliates as of the last business day of the registrant's most recently completed second fiscal quarter was $13,173,641,000.

Certain portions of Omnicom's definitive proxy statement relating to its annual meeting of shareholders scheduled to be held on May 25, 2004 are incorporated by reference into Part III of this report.

OMNICOM GROUP INC.

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	1
Item 2.	Properties	3
Item 3.	Legal Proceedings	4
Item 4.	Submission of Matters to a Vote of Security Holders	4
PART II		
Item 5.	Market for Registrant's Common Equity and Related Stockholder Matters	5
Item 6.	Selected Financial Data	6
Items 7/7A.	Management's Discussion and Analysis of Financial Condition and Results of Operations: Critical Accounting Policies; and Quantitative and Qualitative Disclosures about Market Risk	8
Item 8.	Financial Statements and Supplementary Data	24
Item 9.	Changes and Disagreements with Accountants on Accounting and Financial Disclosure	24
Item 9A.	Controls and Disclosure	24
PART III		
Item 10.	Directors and Executive Officers of the Registrant	25
Item 11.	Executive Compensation	*
Item 12.	Security Ownership of Certain Beneficial Owners and Management	*
Item 13.	Certain Relationships and Related Transactions	*
PART IV		
Item 15.	Exhibits, Financial Statement Schedules and Reports on Form 8-K	26
	Index to Financial Statements	26
	Index to Financial Statements Schedules	26
	Exhibit Index	26
Signatures		29
Management Report		F-1
Independent Auditors' Report		F-2
Consolidated Financial Statements		F-4
Notes to Consolidated Financial Statements		F-8
Certifications of Senior Executive Officers		S-4

* The information called for by Items 10, 11, 12 and 13, to the extent not included in this document, is incorporated herein by reference to the information to be included under the captions "Election of Directors", "Stock Ownership", "Director Compensation" and "Executive Compensation" in Omnicom's definitive proxy statement, which is expected to be filed by April 23, 2004.



PART I

Introduction

This report is both our 2003 annual report to shareholders and our 2003 annual report on Form 10-K required under federal securities laws.

We are a holding company. Our business is conducted through subsidiaries. For simplicity, however, the terms "Omnicom", "we", "our" and "us" each refer to Omnicom Group Inc. and our subsidiaries unless the context indicates otherwise.

Statements of our beliefs or expectations regarding future events are "forward-looking statements" within the meaning of the federal securities laws. These statements are subject to various risks and uncertainties, including as a result of the specific factors identified under the captions "Risks and Competitive Conditions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 3 and 7 and elsewhere in this report. There can be no assurance that these beliefs or expectations will not change or be affected by actual future events.

1. Business

Our Business: We are one of the largest advertising, marketing and corporate communications companies in the world. Our company was formed through a 1986 combination of three advertising, marketing and corporate communications networks, BBDO, Doyle Dane Bernbach and Needham Harper.

Since then, we have grown our strategic holdings to over 1,500 subsidiary agencies operating in all major markets worldwide. Our agencies provide an extensive range of advertising, marketing and corporate communications services, including:

advertising
brand consultancy
crisis communications
custom publishing
database management
digital and interactive marketing
direct marketing
directory advertising
entertainment marketing
environmental design
experiential marketing
field marketing
financial / corporate business-to-business advertising
graphic arts
healthcare communications
instore design
investor relations
marketing research
media planning and buying
multi-cultural marketing
non-profit marketing
organizational communications
package design
product placement
promotional marketing
public affairs
public relations
real estate advertising and marketing
recruitment communications
reputation consulting
retail marketing
sports and event marketing

Advertising, marketing and corporate communications services are provided to clients through global, pan-regional and national independent agency brands. Our brands include:

BBDO Worldwide
DDB Worldwide
TBWA Worldwide
OMD Worldwide
Adelphi Group
AGENCY.COM
Alcone Marketing Group
Anderson DDB
ARA Group
Arnell Group
Atmosphere BBDO
Auditoire
BDDP & Fils
Bernard Hodes Group
Brand Architecture International
Brodeur Worldwide
Carlson and Partners
Carré Bleu Marine
Changing Our World
Clark & Weinstock
Claydon Heeley Jones Mason
Clemenger Communications Limited
Cline, Davis & Mann
Cone
Corbett Accel Healthcare Group
CPM
Creative Juice
Davie-Brown Entertainment
del Rivero Messianu
Dieste, Harmel & Partners
Direct Partners
Doremus
Eigen Fabrikaat
Element 79 Partners
Etcetera Groep
European Communication Consultants
FitzGerald Communications
FKGB
Fleishman-Hillard
Full Circle Entertainment
G1
Gavin Anderson & Company
Goodby, Silverstein & Partners
Grizzard Communications
GSD&M
Hall & Partners Group
Harrison & Star Business Group
Health Science Communications
Heye & Partner
Horrow Sports Ventures
ICON
Integrated Merchandising Services
Integer Group
Interbrand
InterScreen
i\tec
Jump
Kaleidoscope
Ketchum
Ketchum Directory Advertising
KPR
Lieber Levett Koenig Farese Babcock
Lyons Lavey Nickel Swift
M/A/R/C Research
Marketing Advantage
MarketStar
Martin/Williams
Matthews Media Group
MBA
Mercury Public Affairs
Merkley & Partners
MicroMedia
Millsport
Moss Dragoti
Multi-M
National In-Store
New Solutions
Nouveau Monde
Novus
Organic
Paris Venise Design
Pentamark
PGC Advertising
PhD
Porter Novelli International
Proximity Worldwide
Radiate Sports & Entertainment Group
Rapp Collins Worldwide
Russ Reid Company
Salesforce
Screen
Sellbytel
Serino Coyne
Siegel & Gale
Spike DDB
Spot Plus
Staniforth
Steiner Sports Marketing
Targetbase
TARGIS
Tequila
Textuel
The Ant Farm
The Designory
The Marketing Arm
The Promotion Network
TPG
Tracy Locke Partnership
Tribal DDB
Washington Speakers Bureau
Wolff Olins
Zimmerman & Partners Advertising

The various components of our business and material factors that affected us in 2003 are discussed in our "Management's Discussion and Analysis of Financial Conditions and Results of Operations" of this report. None of our acquisitions in 2003, 2002 or 2001 were material to our consolidated financial position or results of operations. For information concerning our acquisitions, see note 2 to our consolidated financial statements.

Geographic Regions: Our total consolidated revenue is about evenly divided between U.S. and non-U.S. operations. For financial information concerning domestic and foreign operations and segment reporting, see note 5 to our consolidated financial statements.

Our Clients: We had over 5,000 clients in 2003, many of which were served by more than one of our agency brands. Our 10 largest and 250 largest clients in the aggregate accounted for 18.7% and 53.8%, respectively, of our 2003 consolidated revenue. Our largest client was served by 50 of our agency brands. This client accounted for 4.7% of our 2003 consolidated revenue. No other client accounted for more than 2.9% of our 2003 consolidated revenue.

Our Employees: We employed approximately 58,500 people at December 31, 2003. We are not party to any significant collective bargaining agreements. See our management discussion and analysis beginning on page 7 of this report for a discussion of the effect of salary and service costs on our historical results of operations.

Risks and Competitive Conditions: We face the risks normally associated with global services businesses. The operational and financial performance of our businesses are typically tied to overall economic and regional market conditions, competition for client assignments and talented staff, new business wins and losses and the risks associated with extensive international operations. We do not believe that our international operations as a whole present any material risk to our overall business because they invoice clients and pay expenses in their local currency. However, there are some risks of doing business abroad, including those of currency fluctuations, political instability and exchange controls, which do not affect domestic-focused firms as discussed in our management's discussion and analysis starting on page 7. For financial information on our operations by geographic area, see note 5 to our consolidated financial statements.

The particular businesses in which we participate are highly competitive. Typically, the financial and technological barriers to entry are low, with the key competitive considerations for keeping existing business and winning new business being the quality and effectiveness of the services offered, including our ability to efficiently serve clients, particularly large international clients, on a broad geographic basis. While many of our client relationships are long-standing, companies put their advertising, marketing services and public and corporate communications businesses up for competitive review from time to time. To the extent that we are not able to remain competitive or to keep key clients, our business and financial results could be adversely affected.

Our ability to retain existing clients and to attract new clients may, in some cases, be limited by clients' policies on, or perceptions of, conflicts of interest arising out of other client relationships. In addition, an important aspect of our competitiveness is our ability to retain key employee and management personnel. Our continuing ability to attract and retain these employees may have a material effect on our business and financial results.

Our revenue is dependent upon the advertising, marketing and corporate communication requirements of our clients and tends to be lowest in the first and third quarters of the calendar year as a result of the post-holiday slowdown in client activity at the beginning of January and a slowdown in client activity in August primarily as a result of the vacation season. See our management discussion and analysis beginning on page 7 of this report for a discussion of the effect of market conditions and other factors on our historical results of operations.

Directly or indirectly, government agencies and consumer groups have from time to time affected or attempted to affect the scope, content and manner of presentation of advertising, marketing and corporate communications services through regulations and other governmental action. We believe the total volume of advertising, marketing and corporate communications services will not be materially affected by future legislation or regulation, however the scope, content and manner of presentation may continue to change.

2. Properties

We maintain office space in many major cities around the world. This space is primarily used for office and administrative purposes by our employees in performing professional services. Our principal corporate offices are at 437 Madison Avenue, New York, New York and One East Weaver Street, Greenwich, Connecticut. We also maintain executive offices in London, England.

Our office space is utilized for performing professional services and is in suitable and well-maintained condition for our current operations. Substantially all of our office space is leased from third parties with varying expiration dates ranging from one to 19 years. Certain of our leases are subject to rent reviews or contain various escalation clauses and certain of our leases require our payment of various operating expenses, which may also be subject to escalation. In addition, leases are denominated in the local currency of the operating entity and are therefore subject to changes in foreign exchange rates. Our consolidated rent expense was $335.5 million in 2003, $311.3 million in 2002 and $305.4 million in 2001, after reduction for rents received from subleases of $17.3 million, $15.5 million and $8.0 million, respectively. Our obligations for future minimum base rents under terms of non-cancelable real estate leases and other operating leases, which include primarily office furniture and computer and technology equipment, reduced by rents receivable from non-cancelable subleases are (in millions):

	Net Rent
2004	$435.9
2005	362.7
2006	288.4
2007	231.3
2008	190.9
Thereafter	949.3

See note 10 to our consolidated financial statements of this report for a discussion of our lease commitments and our management discussion and analysis for the impact of leases on our operating expenses.

3. Legal Proceedings

Beginning on June 13, 2002, several proposed class actions were filed against us and certain senior executives in the United States District Court for the Southern District of New York. The actions have since been consolidated under the caption In re Omnicom Group Inc. Securities Litigation, No. 02-CV4483 (RCC) on behalf of a proposed class of purchasers of our common stock between February 20, 2001 and June 11, 2002. The consolidated complaint alleges among other things that our public filings and other public statements during that period contained false and misleading statements or omitted to state material information relating to (1) our calculation of the organic growth component of period-to-period revenue growth, (2) our valuation of certain internet investments made by our Communicade Group, which we contributed to Seneca Investments LLC in 2001, and (3) the existence and amount of certain contingent future obligations in respect of acquisitions. The complaint seeks an unspecified amount of compensatory damages plus costs and attorneys' fees. Defendants have moved to dismiss the complaint. The court has not yet decided the motion. In addition to the proceedings described above, a shareholder derivative action was filed on June 28, 2002 in New York State Court in New York City by a plaintiff shareholder, purportedly on our behalf, alleging breaches of fiduciary duty, disclosure failures, abuse of control and gross mismanagement in connection with the formation of Seneca Investments LLC.

Management presently expects to defend these cases vigorously. Currently, we are unable to determine the outcome of these cases and the effect on our financial position or results of operations. The outcome of any of these matters is inherently uncertain and may be affected by future events. Accordingly, we cannot assure investors as to the ultimate effect of these matters on our financial position or results of operations.

We are also involved from time to time in various routine legal proceedings in the ordinary course of business. We do not presently expect that these proceedings will have a material adverse effect on our consolidated financial position or results of operations.

For additional information concerning our legal proceedings, including the class action and derivative action described above, see note 14 to our consolidated financial statements, which is incorporated into this section by reference.

4. Submission of Matters to a Vote of Security Holders

Our annual shareholders meeting has historically been held in the second quarter of the year. No matters were submitted to a vote of our shareholders during the last quarter of 2003.

PART II

5. Market for Registrant's Common Equity and Related Stockholder Matters

Our common shares are listed on the New York Stock Exchange under the symbol "OMC". On March 1, 2004, we had 3,633 holders of record of our common shares. The table below shows the range of quarterly high and low sales prices reported on the New York Stock Exchange Composite Tape for our common shares and the dividends paid per share for these periods.

Period	High	Low	Dividends Paid Per Share
Q1 2002	$96.30	$82.76	$0.20
Q2 2002	94.10	36.27	0.20
Q3 2002	65.61	38.54	0.20
Q4 2002	70.29	48.10	0.20
Q1 2003	$68.25	$46.50	$0.20
Q2 2003	76.43	53.15	0.20
Q3 2003	81.18	69.61	0.20
Q4 2003	87.60	71.80	0.20
Q1 2004*	$88.50	$76.85	$0.20

* through March 1, 2004

6. Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements and related notes which begin on page F-1, as well as our management's discussion and analysis which begins on page 7 of this report.

	(Dollars in thousands except per share amounts)				
	2003	2002	2001	2000	1999
For the year:					
Revenue	$ 8,621,404	$ 7,536,299	$ 6,889,406	$6,154,230	$5,130,545
Operating Profit	1,164,675	1,104,115	968,184	878,090	724,130
Income After Income Taxes	740,922	697,987	543,257	542,477	400,461
Net Income	675,883	643,459	503,142	498,795	362,882
Net Income per common share:					
Basic	3.61	3.46	2.75	2.85	2.07
Diluted	3.59	3.44	2.70	2.73	2.01
Dividends declared per common share	0.800	0.800	0.775	0.700	0.625
At year end:					
Cash, cash equivalents and short-term investments	$ 1,548,935	$ 695,881	$ 516,999	$ 576,539	$ 600,949
Total assets	14,499,456	11,819,802	10,617,414	9,853,707	9,017,637
Long-term obligations:					
Long-term debt	197,291	197,861	490,105	1,015,419	263,149
Convertible notes	2,339,304	1,747,037	850,000	229,968	448,483
Deferred compensation and other liabilities	342,894	293,638	296,980	296,921	300,746

As discussed in footnote 13 of the notes to our consolidated financial statements, as required by statements of Financial Accounting Standards 142 — "Goodwill and Other Intangibles" ("SFAS 142"), beginning with our 2002 results, goodwill and other intangible assets that have indefinite lives due to a change in generally accepted accounting principles ("GAAP") are not amortized. To make our results for the periods prior to 2002 more directly comparable in the table that follows, we adjusted our historical results for periods prior to 2002 to eliminate goodwill amortization for all periods, as well as a non-recurring gain on the sale of Razorfish shares in 2000, and the related tax impacts. As a result of these exclusions, this presentation is a non-GAAP financial measure. We believe that by excluding the items noted above, the table below presents selected financial data using amounts that are more comparable year-to-year and thus more meaningful for purposes of this analysis.

	(Dollars in thousands except per share amounts)				
	2003	2002	2001	2000	1999
Net Income, as adjusted:					
Net Income, as reported, GAAP	$675,883	$643,459	$503,142	$498,795	$362,882
Add-back goodwill amortization, net of income taxes	—	—	83,065	76,518	66,490
Less: gain on sale of Razorfish shares, net of income taxes	—	—	—	63,826	—
Net Income, excluding goodwill amortization and Razorfish gain	$675,883	$643,459	$586,207	$511,487	$429,372
Basic Net Income per share:					
as reported, GAAP	$3.61	$3.46	$2.75	$2.85	$2.07
as adjusted	$3.61	$3.46	$3.21	$2.93	$2.45
Diluted Net Income per share:					
as reported, GAAP	$3.59	$3.44	$2.70	$2.73	$2.01
as adjusted	$3.59	$3.44	$3.13	$2.80	$2.36

The following is a reconciliation of the "as reported" to "as adjusted" Net Income per share on a basic and diluted basis.

	(Dollars in thousands except per share amounts)				
	2003	2002	2001	2000	1999
Basic Net Income per share, as adjusted:					
Net Income per common share:					
Basic, as reported, GAAP	$3.61	$3.46	$2.75	$2.85	$2.07
Add-back goodwill amortization per common share, net of income taxes	—	—	0.46	0.44	0.38
Less: gain on sale of Razorfish shares, per common share, net of income taxes	—	—	—	0.36	—
Net Income per common share, excluding goodwill amortization and Razorfish gain:					
Basic	$3.61	$3.46	$3.21	$2.93	$2.45
Diluted Net Income per share, as adjusted:					
Net Income per common share:					
Diluted, as reported, GAAP	$3.59	$3.44	$2.70	$2.73	$2.01
Add-back goodwill amortization per common share, net of income taxes	—	—	0.43	0.41	0.35
Less: gain on sale of Razorfish shares, per common share, net of income taxes	—	—	—	0.34	—
Net Income per common share, excluding goodwill amortization and Razorfish gain:					
Diluted	$3.59	$3.44	$3.13	$2.80	$2.36

7/7A. Management's Discussion and Analysis of Financial Condition and Results of Operations; Critical Accounting Policies; and Quantitative and Qualitative Information about Market Risk

Executive Summary

We are a holding company. We own industry-leading advertising, marketing and corporate communications companies that span more than 30 marketing disciplines, 100 countries, 1,500 subsidiary agencies and 5,000 clients. On a global, pan-regional and local basis, our agencies provide traditional media advertising services as well as marketing services including customer relationship management, public relations and specialty communications. We continually seek to grow our business with our existing clients by maintaining a client-centered approach, as well as expanding our existing business relationships into new markets and new clients. In addition, we pursue selective acquisitions of complementary companies with strong, entrepreneurial management teams that either currently serve or have the ability to serve our existing client base.

During the past few years, overall industry and margin growth continued to be affected by geopolitical unrest, lagging economic conditions, lack of consumer confidence and cautious client spending. All of these factors contributed to a difficult business environment and industry-wide margin contraction. Our diversified portfolio of companies, both from a geographical and a service offerings perspective, has allowed us to perform ahead of the industry in general. During this period we have continued to invest in our businesses and our personnel, and have taken action to reduce costs at some of our companies to deal with the changing economic circumstances.

Several long-term trends continue to positively affect our business, including our clients increasingly expanding the focus of their brand strategies from national markets to pan-regional and global markets. Additionally, in an effort to gain greater efficiency and effectiveness from their marketing dollars, clients are increasingly requiring greater coordination of their traditional advertising and marketing activities and concentrating these activities with a smaller number of service providers.

Although the overall business environment has been difficult, as a result of the diversity and balance of our portfolio of companies and service offerings, we continued to grow our revenues. However, as a result of changes in our business mix, increased severance costs incurred, under-utilization of staff, increased professional fees and increased amortization of other intangible assets, our margins were lower in 2003 and in 2002 than our historical performance. We are hopeful that with continuing improvements in the U.S. economy, combined with the cost-reduction actions taken by our companies, margins should begin to stabilize.

Given our size and breadth, we manage the business by monitoring several financial and non-financial performance indicators. The key indicators that we review focus on the areas of revenues and operating expenses.

Revenue growth is analyzed by reviewing the components and mix of the growth, including: growth by major geographic location; growth by major marketing discipline; growth from currency changes; growth from acquisition and growth from our largest clients.

In recent years, our revenue has been divided almost evenly between domestic and international operations. In 2003, our overall revenue growth was 14.4%, of which 6.2% was related to changes in foreign exchange rates and 3.6% was related to acquired entities. The remainder, 4.6%, was organic growth.

In 2003, traditional media advertising represented about 44% of the total revenue and grew by 14.1%. Marketing services represented about 56% of total revenue and grew by 14.6% over the previous year.

We believe that our ability to increase revenues as a result of our client-centered approach to the business is demonstrated most clearly in our relationships with our largest clients. While consolidated revenues on a U.S. dollar basis increased 14.4% in 2003, revenue from our ten largest clients increased 19.3%. By expanding the breadth of our relationships with these clients we not only increase revenues, but we also enhance the overall consistency and stability of our operations, which in turn drives our financial performance.

We measure operating expenses in two distinct cost categories, salary and service costs, and office and general expenses. Because we are a service business, we monitor these costs on a percentage of revenue basis. Salary and service costs tend to fluctuate in conjunction with changes in revenues, whereas office and general expenses, which are not directly related to servicing clients, tend to decrease as revenues increase because a

significant portion of these expenses are relatively fixed in nature. Over the past three years, salary and service costs have grown from 64.2% of revenue to 67.7% of revenue, while office and general expenses have declined from 21.8% of revenue to 18.8% of revenue.

Our net income for 2003 increased by 5.0% to $675.9 million from $643.5 million in 2002 and our diluted EPS increased by 4.4% to $3.59 from $3.44.

The following year-over-year analysis gives further details and insight into the changes in our financial performance.

Financial Results from Operations — 2003 Compared with 2002

Twelve Months Ended December 31,	(Dollars in millions, except per share amounts) 2003	2002
Revenue	$8,621.4	$7,536.3
Operating expenses:		
Salary and service costs	5,839.0	4,952.9
Office and general expenses	1,617.7	1,479.3
	7,456.7	6,432.2
Operating profit	1,164.7	1,104.1
Net interest expense:		
Interest expense	57.9	45.5
Interest income	(15.1)	(15.0)
	42.8	30.5
Income before income taxes	1,121.9	1,073.6
Income taxes	380.9	375.6
Income after income taxes	741.0	698.0
Equity in earnings of affiliates	15.1	13.8
Minority interests	(80.2)	(68.3)
Net income	$ 675.9	$ 643.5
Net Income Per Common Share:		
Basic	$3.61	$3.46
Diluted	3.59	3.44
Dividends Declared Per Common Share	$0.80	$0.80

Revenue: When comparing performance between years, we discuss non-GAAP financial measures such as the impact that foreign currency rate changes, acquisitions/dispositions and organic growth have on reported revenues. As we derive significant revenue from international operations, changes in foreign currency rates between the years impact reported results. Reported results are also impacted by our acquisition and disposition activity and organic growth. Accordingly, we provide this information to supplement the discussion of changes in revenue period-to-period.

Our 2003 consolidated worldwide revenue increased 14.4% to $8,621.4 million from $7,536.3 million in 2002. The effect of acquisitions, net of disposals, increased 2003 worldwide revenue by $271.7 million. Organic growth increased worldwide revenue by $347.8 million, and foreign exchange impacts increased worldwide revenue by $465.6 million. The components of total 2003 revenue growth in the U.S. ("domestic") and the remainder of the world ("international") are summarized below ($ in millions):

	Total		Domestic		International	
	$	%	$	%	$	%
December 31, 2002	$7,536.3	—	$4,284.6	—	$3,251.7	—
Components of Revenue Changes:						
Foreign exchange impact	465.6	6.2%	—	—	465.6	14.3%
Acquisitions	271.7	3.6%	174.7	4.1%	97.0	3.0%
Organic	347.8	4.6%	261.5	6.1%	86.2	2.7%
December 31, 2003	$8,621.4	14.4%	$4,720.9	10.2%	$3,900.5	20.0%

The components and percentages are calculated as follows:

- The foreign exchange impact component shown in the table is calculated by first converting the current period's local currency revenue using the average exchange rates from the equivalent prior period to arrive at a constant currency revenue (in this case $8,155.8 million for the Total column in the table). The foreign exchange impact equals the difference between the current period revenue in U.S. dollars and the current period revenue in constant currency (in this case $8,621.4 million less $8,155.8 million for the Total column in the table).
- The acquisition component shown in the table is calculated by aggregating the applicable prior period revenue of the acquired businesses. Netted against this number is the revenue of any business included in the prior period reported revenue that was disposed of subsequent to the prior period.
- The organic component shown in the table is calculated by subtracting both the foreign exchange and acquisition revenue components from total revenue growth.
- The percentage change shown in the table of each component is calculated by dividing the individual component amount by the prior period revenue base of that component (in this case $7,536.3 million for the Total column in the table).

During the past few years, geopolitical unrest, lagging economic conditions, lack of consumer confidence and cautious client spending have continued to affect overall industry growth. However, our diversified portfolio of companies, both from a geographical and service offerings perspective, has allowed us to perform ahead of the industry in general and we have continued to grow our revenues.

The components of revenue and revenue growth for 2003 compared to 2002, in our primary geographic markets are summarized below ($ in millions):

	$ Revenue	% Growth
United States	$4,720.9	10.2%
Euro Markets	1,789.9	22.6%
United Kingdom	941.9	15.9%
Other	1,168.7	19.4%
Total	$8,621.4	14.4%

As indicated, foreign exchange impacts increased our international revenue by $465.6 million for 2003. The most significant impacts resulted from the continued strengthening of the Euro and the British Pound against the U.S. dollar, as our operations in these markets represented approximately 70.0% of our international revenue. Additional geographic information relating to our business is contained in note 5 to our consolidated financial statements.

Due to a variety of factors, in the normal course, our agencies both gain and lose business from clients each year. The net result in 2003, and historically each year for Omnicom as a whole, was an overall gain in new business. Due to our multiple independent agency structure and the breadth of our service offerings and

geographic reach, our agencies have more than 5,000 active client relationships in the aggregate. Revenue from our single largest client in 2003 increased by 7.9%. This client represented 4.7% of worldwide revenue in 2003 and 5.0% in 2002 and no other client represented more than 2.9% in 2003 or 2002. Revenue from our ten largest and 250 largest clients grew by more than 19.0% and 15.0%, respectively. Our ten largest and 250 largest clients represented 18.7% and 53.8% of our 2003 worldwide revenue, respectively and 17.9% and 53.4% of our 2002 worldwide revenue.

Driven by clients' continuous demand for more effective and efficient branding activities, we strive to provide an extensive range of advertising, marketing and corporate communications services through various client centric networks that are organized to meet specific client objectives. These services include advertising, brand consultancy, crisis communications, custom publishing, database management, digital and interactive marketing, direct marketing, directory advertising, entertainment marketing, environmental design, experiential marketing, field marketing, financial / corporate business-to-business advertising, graphic arts, healthcare communications, instore design, investor relations, marketing research, media planning and buying, multi-cultural marketing, non-profit marketing, organizational communications, package design, product placement, promotional marketing, public affairs, public relations, real estate advertising and marketing, recruitment communications, reputation consulting, retail marketing and sports and event marketing. In an effort to monitor the changing needs of our clients and to further expand the scope of our services to key clients, we monitor revenue across a broad range of disciplines and group them into the following four categories: traditional media advertising, customer relationship management, referred to as CRM, public relations and specialty communications as summarized below.

	(Dollars in millions)					
	Twelve Months Ended December 31,					
	2003		2002		2003 vs 2002	
	Revenue	% of Revenue	Revenue	% of Revenue	$ Growth	% Growth
Traditional media advertising	$3,739.7	43.4%	$3,276.4	43.5%	$ 463.3	14.1%
CRM	2,918.6	33.8%	2,421.8	32.1%	496.8	20.5%
Public relations	955.1	11.1%	921.0	12.2%	34.1	3.7%
Specialty communications	1,008.0	11.7%	917.1	12.2%	90.9	9.9%
	$8,621.4		$7,536.3		$1,085.1	14.4%

Operating Expenses: Our 2003 worldwide operating expense increased $1,024.5 million, or 15.9%, to $7,456.7 million from $6,432.2 million in 2002, as shown below.

	(Dollars in millions)							
	2003			2002			2003 vs 2002	
	Revenue	% of Revenue	% of Total Op. Costs	Revenue	% of Revenue	% of Total Op. Costs	$ Growth	% Growth
Revenue	$8,621.4			$7,536.3			$1,085.1	14.4%
Operating expenses:								
Salary and service costs	5,839.0	67.7%	78.3%	4,952.9	65.7%	77.0%	886.1	17.9%
Office and general expenses	1,617.7	18.8%	21.7%	1,479.3	19.6%	23.0%	138.4	9.4%
Total Operating Costs	7,456.7	86.5%		6,432.2	85.3%		1,024.5	15.9%
Operating profit	$1,164.7	13.5%		$1,104.1	14.7%		$ 60.6	5.5%

Salary and service costs represent the largest part of operating expenses. During 2003, we have continued to invest in our businesses and their personnel, and have taken action to reduce costs at some of our companies to deal with the changing economic circumstances. As a percentage of operating expenses, salary and service costs were 78.3% in 2003 and 77.0% in 2002. These costs are comprised of direct service costs and salary and related costs. Most, or 86.5%, of the $1,024.5 million increase in operating expenses in 2003 resulted from increases in salary and service costs. The $886.1 million increase in salary and service costs was attributable to increased revenue levels, including changes in the mix of our revenues which resulted in greater utilization of freelance labor. In addition, although we incurred increased severance costs and did not reach optimal utilization

levels for our staff, we continued to make investments in new key personnel. Furthermore, we increased incentive compensation where performance dictated. As a result, salary and service costs as a percentage of revenues increased year-to-year from 65.7% in 2002 to 67.7% in 2003.

Office and general expenses represented 21.7% and 23.0% of our operating expenses in 2003 and 2002, respectively. These costs are comprised of office and equipment rent, depreciation and amortization of other intangibles, professional fees and other overhead expenses. As a percentage of revenue, office and general expenses decreased in 2003 from 19.6% to 18.8%. This year-over-year decrease, which was offset by increases in professional fees and amortization of other intangible assets, resulted from our continuing efforts to better align these costs with business levels on a location-by-location basis, as well as from increased revenue levels.

For the foregoing reasons, as well as changes in our business mix, our operating margin decreased from 14.7% in 2002 to 13.5% in 2003.

We expect our efforts to control operating expenses will continue, but we anticipate that it will remain difficult. Accordingly, we continue to look for ways to increase the variability of our cost structure. We are hopeful that with the continuing improvements in the U.S. economy combined with the cost reduction actions taken by our companies, margins should begin to stabilize.

Net Interest Expense: Our net interest expense increased in 2003 to $42.8 million, as compared to $30.5 million in 2002. Our gross interest expense increased by $12.4 million to $57.9 million. This increase resulted from the additional interest costs associated with our payments on February 21, 2003, of $30 per $1,000 principal amount of our Liquid Yield Option Notes due 2031 and, on August 6, 2003, of $7.50 per $1,000 principal amount of our Zero Coupon Zero Yield Convertible Notes due 2032 as incentives to the holders not to exercise their put rights. These payments to qualified noteholders amounted to $25.4 million and $6.7 million, respectively, and are being amortized ratably over 12-month periods. In addition, interest expense relative to the €152.4 million 5.20% Euro note increased by $2.2 million due to the change in the value of the Euro relative to the U.S. dollar in 2003. These increases were partially offset by marginally lower short-term interest rates and cash management efforts during the course of the year.

The amortization of the February and August 2003 payments increased interest expense by $25.4 million for the full-year 2003 compared to 2002. These payments will also impact 2004 by approximately $6.7 million.

See "Liquidity and Capital Resources" for a discussion of our indebtedness and related matters.

Income Taxes: Our consolidated effective income tax rate was 34.0% in 2003 as compared to 35.0% in 2002. This reduction reflects the realization of our ongoing focus on tax planning initiatives including a reduction of the inefficiencies of our international and state tax structures.

Financial Results from Operations — 2002 Compared with 2001

Certain reclassifications have been made to the 2002 and 2001 reported amounts to conform them to the 2003 presentation. In addition, as discussed in footnote 13 of the notes to our consolidated financial statements, as required by SFAS 142, beginning with our 2002 results goodwill and other intangible assets that have indefinite lives are not amortized. In addition to discussing 2002 and 2001 on a reported basis and to make the discussion of periods comparable, our 2001 income statement information in the discussion that follows has been adjusted to eliminate goodwill amortization as presented in the following table. As a result of these adjustments, this presentation is a non-GAAP financial measure. We believe that the table below presents selected financial data that is more comparable year-to-year and thus more meaningful for purposes of analysis.

(Dollars in millions, except per share amounts)

		2001		
Twelve Months Ended December 31,	2002	GAAP As Reported	Goodwill Amortization	Non-GAAP As Adjusted[a]
Revenue	$7,536.3	$6,889.4	$ —	$6,889.4
Operating expenses:				
Salary and service costs	4,952.9	4,420.9	—	4,420.9
Office and general expenses	1,479.3	1,500.3	94.8	1,405.5
	6,432.2	5,921.2	94.8	5,826.4
Operating profit	1,104.1	968.2	94.8	1,063.0
Net interest expense:				
Interest expense	45.5	90.9	—	90.9
Interest income	(15.0)	(18.1)	—	(18.1)
	30.5	72.8	—	72.8
Income before income taxes	1,073.6	895.4	94.8	990.2
Income taxes	375.6	352.1	13.0	365.1
Income after income taxes	698.0	543.3	81.8	625.1
Equity in earnings of affiliates	13.8	12.6	2.8	15.4
Minority interests	(68.3)	(52.8)	(1.5)	(54.3)
Net income	$ 643.5	$ 503.1	$83.1	$ 586.2
Net Income Per Common Share:				
Basic	$3.46	$2.75	0.46	$3.21
Diluted	3.44	2.70	0.43	3.13
Dividends Declared Per Common Share	$0.800	$0.775	—	$0.775

(a) Excludes amortization of goodwill and related tax impact.

Revenue: Our 2002 consolidated worldwide revenue increased 9.4% to $7,536.3 million from $6,889.4 million in 2001. The effect of acquisitions, net of disposals, increased 2002 worldwide revenue by $362.5 million. Internal/organic growth increased worldwide revenue by $193.1 million, and foreign exchange impacts increased worldwide revenue by $91.3 million. The components of total 2002 revenue growth in the U.S. ("domestic") and the remainder of the world ("international") are summarized below ($ in millions):

	Total		Domestic		International	
	$	%	$	%	$	%
December 31, 2001	$6,889.4	—	$3,717.0	—	$3,172.4	—
Components of Revenue Changes:						
Foreign exchange impact	91.3	1.3%	—	—	91.3	2.9%
Acquisitions	362.5	5.3%	269.1	7.3%	93.4	2.9%
Organic	193.1	2.8%	298.5	8.0%	(105.4)	(3.4)%
December 31, 2002	$7,536.3	9.4%	$4,284.6	15.3%	$3,251.7	2.4%

The components and percentages are calculated as follows:

- The foreign exchange impact component shown in the table is calculated by first converting the current period's local currency revenue using the average exchange rates from the equivalent prior period to arrive at a constant currency revenue (in this case $7,445.0 million for the Total column in the table). The foreign exchange impact equals the difference between the current period revenue in U.S. dollars and the current period revenue in constant currency (in this case $7,536.3 million less $7,445.0 million for the Total column in the table).
- The acquisition component shown in the table is calculated by aggregating the applicable prior period revenue of the acquired businesses. Netted against this number is the revenue of any business included in the prior period reported revenue that was disposed of subsequent to the prior period.
- The organic component shown in the table is calculated by subtracting both the foreign exchange and acquisition revenue components from total revenue growth.
- The percentage change shown in the table of each component is calculated by dividing the individual component amount by the prior period revenue base of that component (in this case $6,889.4 million for the Total column in the table).

The components of revenue and revenue growth for 2002 compared to 2001, in our primary geographic markets are summarized below ($ in millions):

	$ Revenue	% Growth
United States	$4,284.6	15.3%
Euro Markets	1,458.6	3.2%
United Kingdom	814.1	1.1%
Other	979.0	2.7%
Total	$7,536.3	9.4%

As indicated, foreign exchange impacts increased our international revenue by $91.3 million for 2002. The most significant impacts resulted from the strengthening of the Euro and the British Pound against the U.S. dollar, as our operations in these markets represented approximately 70.0% of our international revenue. This was partially offset by the strengthening of the U.S. dollar against the Brazilian Real. Additional geographic information relating to our business is contained in note 5 to our consolidated financial statements at page F-15 of this report.

Comparisons of 2002 results to the prior year needs to be made in the context of the events of September 11, 2001, which had a significant adverse impact on our business in the third quarter of 2001. The adverse impact of September 11, 2001, was less significant in the fourth quarter of 2001 and management believes that the fourth quarter of 2001 also benefited from other short-term economic stimuli and delayed spending from the third quarter of 2001. The impact of these factors on our business and our 2002 and 2001 results of operations is more fully discussed below.

Due to our multiple independent agency structure and the breadth of our service offerings and geographic reach, our agencies have more than 5,000 active client relationships in the aggregate. Revenue from our single largest client in 2002 increased by 2.4%. This client represented 5.0% of worldwide revenue in 2002 and 5.4% in 2001 and no other client represented more than 2.5% in 2002 and 2001. Our ten largest and 250 largest clients represented 17.9% and 53.4% of our 2002 worldwide revenue, respectively and 17.0% and 50.6% of our 2001 worldwide revenue.

In an effort to monitor the changing needs of our clients and to further expand the scope of our services to key clients, we monitor revenue across a broad range of disciplines and group them into the following four categories: traditional media advertising, customer relationship management referred to as CRM, public relations and specialty communications as summarized below.

	(Dollars in millions)					
	Twelve Months Ended December 31,					
	2002		2001		2002 vs 2001	
	Revenue	% of Revenue	Revenue	% of Revenue	$ Growth	% Growth
Traditional media advertising	$3,276.4	43.5%	$3,006.3	43.6%	$270.1	9.0%
CRM	2,421.8	32.1%	2,121.0	30.8%	300.8	14.2%
Public relations	921.0	12.2%	982.1	14.3%	(61.1)	(6.2)%
Specialty communications	917.1	12.2%	780.0	11.3%	137.1	17.6%
	$7,536.3		$6,889.4		$646.9	9.4%

Operating Expenses: Our 2002 worldwide operating expense increased $511.0 million, or 8.6% to $6,432.2 million from $5,921.2 million, or on an as adjusted basis by $605.8 million, or 10.4%, from $5,826.4 million in 2001, as described below.

	(Dollars in millions)							
	2002			2001 - GAAP - as reported			2002 vs 2001	
	Revenue	% of Revenue	% of Total Op. Costs	Revenue	% of Revenue	% of Total Op. Costs	$ Growth	% Growth
Revenue	$7,536.3			$6,889.4			$646.9	9.4%
Operating expenses:								
Salary and service costs	4,952.9	65.7%	77.0%	4,420.9	64.2%	74.7%	532.0	12.0%
Office and general expenses	1,479.3	19.6%	23.0%	1,500.3	21.8%	25.3%	(21.0)	(1.4)%
Total Operating Costs	6,432.2	85.3%		5,921.2	85.9%		511.0	8.6%
Operating profit	$1,104.1	14.7%		$968.2	14.1%		$135.9	14.0%

Salary and service costs, which are comprised of direct service costs and salary related costs, increased by $532.0 million, or 12.0%, and represented 77.0% of total operating expenses in 2002 versus 74.7% in 2001. These expenses increased as a percentage of revenue to 65.7% in 2002 from 64.2% in 2001. Salaries and incentive compensation costs, which include bonuses, decreased as a percentage of revenue in 2002 primarily as a result of continuing efforts to align permanent staffing with current work levels on a location-by-location basis, as well as our attempts to increase the variability of our cost structure by relying more upon freelance labor for project work as necessary. This was offset by increased direct service costs resulting in greater utilization of freelance labor, changes in the mix of our revenues and increased severance related costs.

Office and general expenses decreased by $21.0 million, or 1.4%, in 2002. Office and general expenses represented 23.0% of our total operating costs in 2002 versus 25.3% in 2001. Additionally, as a percentage of revenue, office and general expenses decreased in 2002 to 19.6% from 21.8%. This decrease was the result of our efforts to better align costs with business levels on a location-by-location basis and the elimination of goodwill amortization in 2002, as a result of adopting SFAS 142 which represented $94.8 million in 2001.

On an as adjusted, non-GAAP basis, office and general expenses increased by $73.8 million, or 5.3%, in 2002. Office and general expenses represented 23.0% of our total operating costs in 2002 versus 24.1% in 2001. Additionally, as a percentage of revenue, office and general expenses decreased in 2002 to 19.6% from 20.4%. These decreases were primarily the result of our efforts to better align costs with business levels on a location-by-location basis.

For the foregoing reasons, our operating margin increased to 14.7% in 2002, from 14.1% on an as reported basis in 2001. However, on an as adjusted, non-GAAP basis, excluding goodwill amortization expense in 2001 our margins decreased from 15.4%.

Net Interest Expense: Our net interest expense decreased in 2002 to $30.5 million, as compared to $72.8 million in 2001. Our gross interest expense decreased by $45.4 million to $45.5 million. Of this decrease in gross interest expense, $12.4 million was attributable to the conversion of our $230.0 million aggregate

principal amount 2.25% convertible notes in December of 2001. The balance of the reduction was attributable to generally lower short-term interest rates as compared to the prior year, the issuance in February 2001 of $850.0 million Liquid Yield Option notes as to which substantially all of the related debt issuance costs were amortized in prior periods and the issuance in March 2002 of the $900.0 million aggregate principal amount of Zero Coupon Zero Yield Convertible notes of which $530.0 million was used to reduce existing interest bearing bank debt thereby reducing interest expense. The reduction in gross interest expense was partially offset by increased daily average outstanding debt levels resulting from our repurchase of common stock in the first quarter of 2002.

See "Liquidity and Capital Resources" for a discussion of our indebtedness and related matters.

Income Taxes: Our consolidated effective income tax rate was 35.0% in 2002 as compared to 39.3% in 2001. The rate declined by 2.4% directly as a result of the cessation of the amortization of goodwill in 2002. The remainder of reduction in the tax rate reflects the realization of our ongoing focus on tax planning initiatives.

Earnings Per Share (EPS): For the foregoing reasons, our net income for 2002 increased by 27.9% to $643.5 million from $503.1 million in 2001 and our diluted EPS increased by 27.4% to $3.44 from $2.70. While our net income in 2002 was positively impacted by the conversion of the 2.25% Convertible Subordinated Debentures at the end of 2001, the conversion of these debentures were included in computing basic and diluted EPS in 2002 and diluted EPS in 2001.

On an as adjusted, non-GAAP basis, our net income for 2002 increased by 9.8% to $643.5 million from $586.2 million in 2001 and our diluted EPS increased by 9.9% to $3.44 from $3.13.

Critical Accounting Policies and New Accounting Pronouncements

Critical Accounting Policies: We have prepared the following supplemental summary of accounting policies to assist in better understanding our financial statements and the related management discussion and analysis. Readers are encouraged to consider this supplement together with our consolidated financial statements and the related notes to our consolidated financial statements for a more complete understanding of accounting policies discussed below.

Estimates: The preparation of our financial statements in conformity with generally accepted accounting principles in the United States of America, or "GAAP", requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including valuation allowances for receivables and deferred tax assets, accruals for bonus compensation and the disclosure of contingent liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during a reporting period. We evaluate these estimates on an ongoing basis and we base our estimates on historical experience, current conditions and various other assumptions we believe are reasonable under the circumstances. Actual results can differ from those estimates, and it is possible that the differences could be material.

A fair value approach is used in testing goodwill for impairment under SFAS 142 and when evaluating cost based investments, which consist of ownership interests in non-public companies, to determine if an other than temporary impairment has occurred. The primary approach utilized to determine fair values is a discounted cash flow methodology. When available and as appropriate, we also use comparative market multiples to supplement the discounted cash flow analysis. Numerous estimates and assumptions necessarily have to be made when completing a discounted cash flow valuation, including estimates and assumptions regarding interest rates, appropriate discount rates and capital structure. Additionally, estimates must be made regarding revenue growth, operating margins, tax rates, working capital requirements and capital expenditures. Estimates and assumptions also need to be made when determining the appropriate comparative market multiples to be used. Actual results of operations, cash flows and other factors used in a discounted cash flow valuation will likely differ from the estimates used and it is possible that differences and changes could be material. Additional information about impairment testing under SFAS 142 and valuation of cost based investments appears in notes 2 and 13, and notes 1 and 6, respectively to our consolidated financial statements.

Acquisitions and Goodwill: We have historically made and expect to continue to make selective acquisitions. In making acquisitions, the price we pay is determined by various factors, including service offerings, competitive position, reputation and geographic coverage, as well as our prior experience and judgment. The amount we paid for acquisitions, including cash, stock and assumption of net liabilities totaled $472.3 million in 2003 and $680.1 million in 2002.

Our acquisition strategy is to continue to build upon the core capabilities of our various strategic business platforms and agency brands through the expansion of their service capabilities and/or their geographic reach. In executing our acquisition strategy, one of the primary drivers in identifying and executing a specific transaction is the existence of, or the ability to, expand our existing client relationships. As a result, a significant portion of an acquired company's revenues are often derived from existing clients. Additional key factors we consider include the competitive position, reputation and specialized know-how of acquisition targets. In addition, due to the nature of advertising, marketing and corporate communications services companies, the companies we acquire frequently have minimal tangible net assets and identifiable intangible assets which primarily consist of customer relationships. Accordingly, a substantial portion of the purchase price is allocated to goodwill. We perform an annual impairment test in order to assess that the fair value of our reporting units exceeds their carrying value, inclusive of goodwill.

A summary of our contingent purchase price obligations, sometimes referred to as earn-outs, and obligations to purchase additional interests in certain subsidiary and affiliate companies is set forth in the "Liquidity and Capital Resources" section of this report. The contingent purchase price obligations and obligations to purchase additional interests in certain subsidiary and affiliate companies are based on future performance. Contingent purchase price obligations are accrued, in accordance with GAAP, when the contingency is resolved and payment is certain.

Additional information about acquisitions and goodwill appears in notes 1 and 2 to our consolidated financial statements of this report and information about changes in GAAP relative to accounting for acquisitions and goodwill is described below in the "New Accounting Pronouncements" section and in note 13 to our consolidated financial statements.

Revenue: Substantially all revenue is derived from fees for services. Additionally, we earn commissions based upon the placement of advertisements in various media. Revenue is realized when the service is performed, in accordance with terms of the arrangement with our clients and upon completion of the earnings process. This includes when services are rendered, generally upon presentation date for media, when costs are incurred for radio and television production and when print production is completed and collection is reasonably assured.

In the majority of our businesses, we record revenue at the net amount retained when the fee or commission is earned. In the delivery of certain services to our clients, we incur costs on their behalf for which we are reimbursed. Substantially all of our reimbursed costs relate to purchases on behalf of our clients of media and production services. We normally have no latitude in establishing the reimbursement price for these expenses and invoice our clients for these expenses in an amount equal to the amount of costs incurred. These reimbursed costs, which are a multiple of our revenue, are significant. However, the majority of these costs are incurred on behalf of our largest clients and we have not historically experienced significant losses in connection with the reimbursement of these costs by clients.

A small portion of our contractual arrangements with clients includes performance incentive provisions designed to link a portion of our revenue to our performance relative to both quantitative and qualitative goals. We recognize this portion of revenue when the specific quantitative goals are achieved, or when our performance against qualitative goals is determined by our clients. Additional information about revenue appears in note 1 to our consolidated financial statements.

Employee Stock-based Compensation: In accordance with SFAS No. 123, "Accounting for Stock Based Compensation" (SFAS 123), we have elected to account for employee stock option grants in accordance with Accounting Principles Board Opinion 25 — "Accounting for Stock Issued to Employees" ("APB 25") and make annual pro forma disclosures (see note 7 to our consolidated financial statements) of the effect on our reported net income and earnings per share as if we adopted the fair value method of accounting for stock options for the relevant periods. Also in accordance with APB 25 we issue stock option awards with an exercise price equal to the quoted market price on the grant date and therefore we historically have not recorded any expense in our income statement.

SFAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — An Amendment of FASB Statement No. 123" ("SFAS 148"), was issued as an amendment to FASB No. 123, and provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. We continue to apply the accounting provisions of APB 25.

We adopted the quarterly disclosure requirement as required under SFAS 148 as set forth in our Form 10-Q filings during the 2003 year. Adopting this disclosure requirement did not have an impact on our consolidated results of operations or financial position. The FASB recently concluded that the fair value of stock options will need to be expensed and indicated that they will limit the transition methods for implementing SFAS 123 to the modified prospective method. The FASB is also considering alternative valuation methodologies. We will continue to monitor the progress of the FASB with regard to their guidance and the adoption of these standards.

We plan to adopt the fair value method of accounting for stock-based compensation during the first quarter of 2004 utilizing the modified prospective method and the restatement approach. We expect the effect will be to reduce net income and earnings per share in future periods. The impact on our net income and earnings per share for prior periods will be consistent with the pro forma disclosures included in note 7 to our financial statements.

New Accounting Pronouncements:

SFAS 146 — Accounting for Costs Associated with Exit or Disposal Activities requires costs associated with exit or disposal activities be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal costs that are initiated after December 31, 2002. We adopted SFAS 146 effective January 1, 2003. The adoption did not have a significant impact on our consolidated results of operations or financial position.

SFAS 150 — Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The provisions of SFAS 150 are effective for instruments entered into or modified after May 31, 2003 and pre-existing instruments as of July 1, 2003. On October 29, 2003, the FASB voted to indefinitely defer the effective date of SFAS 150 through the issuance FASB Staff Position 150-3 for mandatorily redeemable instruments as they relate to minority interests in consolidated entities. We adopted SFAS 150 in the third quarter of 2003, as modified by FSP 150-3. The adoption did not have a material impact on our consolidated results of operations or financial position. We will continue to closely monitor developments in the area of accounting for certain financial investments with characteristics of both liabilities and equity.

FASB Interpretation No. 45 — Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others (FIN 45). FIN 45 sets forth the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. If the initial recognition and measurement issues were in effect at December 31, 2002, we would have recorded both an asset and a liability equal to $11.3 million related to certain real estate lease guarantees and letters of credit. Additional information appears in note 11 to our consolidated financial statements.

FASB Interpretation No. 46 — Consolidation of Variable Interest Entities (FIN 46). FIN 46 addresses the consolidation by business enterprises of variable interest entities, as defined in FIN 46, and is based on the concept that companies that control another entity through interests, other than voting interests, should consolidate the controlled entity. The consolidation requirements apply immediately to FIN 46 interests held in variable interest entities created after January 31, 2003, and to interests held in variable interest entities that existed prior to February 1, 2003 and remain in existence as of July 1, 2003. The FASB subsequently issued FIN 46R in December 2003 which modified certain provisions of FIN 46. The effective date of FIN 46R applies to the first reporting period after March 15, 2004. The application of FIN 46 as originally issued and as revised by the issuance of FIN 46R are not expected to have an impact on, or result in additional disclosure in our consolidated results of operations or financial position.

The Emerging Issues Task Force ("EITF") of the FASB also released interpretive guidance covering several topics that impact our financial statements. These topics include revenue arrangements with multiple deliverables (EITF 00-21), customer relationship intangible assets acquired (EITF 02-17) and vendor rebates (EITF 02-16). The application of this guidance did not have a material impact on our consolidated results of operations or financial position.

Liquidity and Capital Resources

Cash Requirements, including contractual obligations

Our principal non-discretionary funding requirement is our working capital requirement. In addition, as discussed below, we have contractual obligations related to our debt and convertible notes, our recurring business operations primarily related to lease obligations, as well as certain contingent acquisition obligations related to acquisitions made in prior years. Historically, substantially all of our non-discretionary cash requirements have been funded from operating cash flow.

Our principal discretionary cash requirements include dividend payments to our shareholders, purchases of treasury stock, payments for strategic acquisitions and capital expenditures. In 2003 and 2002, our discretionary spending was funded from operating cash flow. However, in any given year, depending on the level of discretionary activity, we may use other sources of funding available to finance these activities.

We have a seasonal working capital cycle. Working capital requirements are lowest at year-end and highest during the second and third quarters, the difference being approximately $1.0 billion during these periods in 2003 and 2002. This occurs because in the majority of our businesses we act as agent on behalf of our clients, including when we place media and incur production costs on their behalf. We generally require collection from our clients prior to our payment for the media and production cost obligations and these obligations are greatest at the end of the year. This pattern was similar during the past three years. During the year we manage liquidity through our credit facilities as discussed below under "Cash Management".

Contractual Obligations and Other Commercial Commitments: We enter into numerous contractual and commercial undertakings in the normal course of our business. The following table summarizes information about certain of our obligations as of December 31, 2003 and should be read together with note 3 (bank loans and lines of credit), note 4 (long-term debt and convertible notes), note 10 (commitments and contingent liabilities), note 11 (fair value of financial instruments) and note 12 (financial instruments and market risk) to our consolidated financial statements.

Contractual Obligations at December 31, 2003	Due in Less than 1 Year	Due in 1 to 5 Years	Due after 5 Years	Total Due
		(in millions)		
Long-term debt	$ 12.4	$ 195.7	$ 1.6	$ 209.7
Convertible notes	—	—	2,339.3	2,339.3
Lease obligations	435.9	1,073.3	949.3	2,582.5
Total	$448.3	$1,269.0	$3,290.2	$5,131.5

As more fully described on pages 21 and 22, the holders of the convertible notes included in the table above have the right to cause us to repurchase up to the entire aggregate face amount of the notes then outstanding for par value at certain dates in the future. If these rights were exercised at the earliest possible future date, as set forth in note 4 to our consolidated financial statements, $1,739.3 million of the convertible notes could be due in less than one year, and $600.0 million could be due in the "1 to 5 Years" category above.

Other Commercial Commitments at December 31, 2003	Due in Less than 1 Year	Due in 1 to 5 Years	Due after 5 Years	Total Due
		(in millions)		
Lines of Credit	$ —	$ —	$ —	$ —
Guarantees and letters of credit	0.1	0.7	0.1	0.9
Total	$0.1	$0.7	$0.1	$0.9

In the normal course of business, our agencies enter into various contractual media commitments on behalf of our clients at levels substantially exceeding our revenue. These commitments are included in our accounts payable balance when the media services are delivered by the providers. Historically, we have not experienced significant losses for media commitments entered into on behalf of our clients and we believe that we do not

have any substantial exposure to potential losses of this nature in the future as we receive payment in advance and we monitor the credit worthiness of our clients. In the event that we are committed to the media services and our client has not paid us, we believe that the risk of material loss is minimal because we believe that we have reasonable options available to substantially mitigate any potential losses.

Contingent Acquisition Obligations

Certain of our acquisitions are structured with additional contingent purchase price obligations. We utilize contingent purchase price structures in an effort to minimize the risk to us associated with potential future negative changes in the performance of the acquired entity during the post acquisition transition period. The amount of future contingent purchase price payments that we would be required to pay for prior acquisitions, assuming that the acquired businesses perform over the relevant future periods at their current profit levels, is approximately $462 million as of December 31, 2003. The ultimate amounts payable cannot be predicted with reasonable certainty because they are dependent upon future results and are subject to changes in foreign currency exchange rates. In accordance with GAAP, we have not recorded a liability for these items on our balance sheet since the definitive amount is not determinable or distributable. Actual results can differ from these estimates and the actual amounts that we pay are likely to be different from these estimates. Our obligations change from period to period as a result of payments made during the current period, changes in the previous estimate of the acquired entities' performance, changes in foreign currency exchange rates and other factors. These differences could be significant. The contingent purchase price obligations as of December 31, 2003, calculated assuming that the acquired businesses perform over the relevant future periods at their current profit levels, are as follows:

($ in millions)					
2004	2005	2006	2007	There-after	Total
$175	$152	$54	$37	$44	$462

In addition, owners of interests in certain of our subsidiaries or affiliates have the right in certain circumstances to require us to purchase additional ownership stakes in these subsidiaries or affiliates. Assuming that the subsidiaries and affiliates perform over the relevant periods at their current profit levels, the aggregate amount we could be required to pay in future periods is approximately $294 million, $178 million of which relate to obligations that are currently exercisable. The ultimate amount payable in the future relating to these transactions will vary because it is dependent on the future results of operations of the subject businesses, the timing of when these rights are exercised and changes in foreign currency exchange rates and other factors. The actual amounts that we pay are likely to be different from these estimates. These differences could be significant. The obligations that exist for these agreements as of December 31, 2003, calculated using the assumptions above, are as follows:

	($ in millions)		
	Currently Exercisable	Not Currently Exercisable	Total
Subsidiary agencies	$154	$105	$259
Affiliated agencies	24	11	35
Total	$178	$116	$294

If these rights are exercised, there would likely be an increase in our net income as a result of our increased ownership and the reduction of minority interest expense.

Sources and Uses of Cash

Although our cash requirements in 2003 and 2002 were funded by operating cash flow, during the past three years, we have opportunistically accessed the capital markets by issuing convertible debt of $600 million, $900 million and $850 million in 2003, 2002 and 2001, respectively. The proceeds were used for general corporate purposes, including the repayment of maturing debt, the purchase of treasury shares and the funding of selected investing activities.

At year-end 2003, we had $1,528.7 million in cash and cash equivalents. In addition, we had $2.0 billion in unused committed credit facilities available for immediate use to fund our cash needs. These credit facilities are more fully described in note 3 in the accompanying financial statements.

Our operating cash flow and access to the capital markets could be impacted by macroeconomic factors outside our control. Additionally, liquidity could be impaired by short and long-term debt ratings assigned by independent rating agencies, which are based on our performance as measured by credit ratios.

Standard and Poor's Rating Service currently rates our long-term debt A-, Moody's Investor Service rates our long-term debt Baa1 and Fitch Rating rates our long-term debt A-. Our short-term ratings are A2, P2 and F2 by the respective agencies. Neither our outstanding convertible bonds nor our bank credit facilities contain provisions that require acceleration of cash payments should our ratings be downgraded.

Our committed bank facilities, described in detail in note 3, contain only two financial covenants, relating to cash flow and interest coverage, which the company met by a significant margin as of December 31, 2003.

We believe that our financial condition is strong and that our cash balances, operational cash flows, unused committed borrowing capacity and access to capital markets, taken together, are sufficient to support our foreseeable cash requirements, including working capital, capital expenditures, dividends and acquisitions.

Cash Management

We manage our cash and liquidity centrally through treasury centers in North America, Europe and Asia/Pacific. Each day, operations with excess funds invest these funds with their regional treasury center. Likewise, operations that require funding will borrow funds from their regional treasury center. The treasury centers then aggregate the net position of all of our operating companies. The net position is either invested with or borrowed from third party providers. To the extent that our treasury centers require liquidity, they have the ability to access local currency lines of credit, our $2.0 billion committed bank facilities, or our U.S. dollar-denominated commercial paper. This enables us to reduce our consolidated debt levels and minimize interest expense as well as centrally manage our exposure to foreign exchange.

While our cash on hand balance at December 31, 2003 increased $861.8 million from the prior year, we manage our net debt position, which we define as total debt outstanding less cash on hand, centrally through our treasury centers as discussed above. Our net debt outstanding at December 31, 2003 decreased $292.2 million as compared to the prior year-end.

Debt Instruments, Guarantees and Related Covenants

We maintain two revolving credit facilities with two consortia of banks totaling $2,035.0 million as described in note 3 to our consolidated financial statements. These credit facilities are available to provide credit support for issuances under our $1,500.0 million commercial paper program. We fund our daily borrowing needs by issuing commercial paper. During 2003, we issued and redeemed $19.6 billion and the average term was 5.9 days. As of December 31, 2003, we had no commercial paper or bank loans outstanding under these credit facilities. We had short-term bank loans of $42.4 million at December 31, 2003, primarily comprised of bank overdrafts by our international subsidiaries, which are treated as unsecured loans pursuant to the subsidiaries' bank agreements.

Our credit facilities contain financial covenants that restrict our ability to incur indebtedness as defined in the agreements. The credit facilities contain financial covenants limiting the ratio of total consolidated indebtedness to total consolidated EBITDA (EBITDA for these purposes being defined as earnings before interest, taxes, depreciation and amortization) to 3.0 times. In addition, we are required to maintain a minimum ratio of EBITDA to interest expense of 5.0 times. At December 31, 2003, we were in compliance with these covenants, as our ratio of debt to EBITDA was 2.0 times and our ratio of EBITDA to interest expense was 22.9 times.

At December 31, 2003, we had a total of $2,339.3 million aggregate principal amount of convertible notes outstanding, including $847.0 million Liquid Yield Option Notes due 2031, which were issued in February 2001, $892.3 million Zero Coupon Zero Yield Convertible Notes due 2032, which were issued in March 2002 and $600.0 million Zero Coupon Zero Yield Convertible Notes dues 2033, which were issued in June 2003.

The holders of our Liquid Yield Option Notes due 2031 have the right to cause us to repurchase up to the entire aggregate face amount of the notes then outstanding for par value in February of each year. The holders of our Zero Coupon Zero Yield Convertible Notes due 2032 have the right to cause us to repurchase up to the entire aggregate face amount of the notes then outstanding for par value in August of each year. The holders of our

Zero Coupon Zero Yield Convertible Notes due 2033 have the right to cause us to repurchase up to the entire aggregate face amount of the notes then outstanding for par value on June 15, 2006, 2008, 2010, 2013, 2018, 2023 and on each June 15 annually thereafter through June 15, 2032. The Liquid Yield Option Notes due 2031, the Zero Coupon Zero Yield Convertible Notes due 2032 and the Zero Coupon Zero Yield Convertible Notes due 2033 are convertible, at specified ratios, only upon the occurrence of certain events, including if our common shares trade above certain levels, if we effect extraordinary transactions or, in the case of the Liquid Yield Option Notes due 2031 and the Zero Coupon Zero Yield Convertible Notes due 2032, if our long-term debt ratings are downgraded to BBB or lower by Standard & Poor's Ratings Services, or Baa3 or lower by Moody's Investors Services, Inc. or in the case of the Zero Coupon Zero Yield Convertible Notes due 2033, to BBB- or lower by S&P, and Ba1 or lower by Moody's. These events would not, however, result in an adjustment of the number of shares issuable upon conversion and would not accelerate the holder's right to cause us to repurchase the notes. For additional information about the terms of these notes, see note 4 to our consolidated financial statements.

On February 21, 2003, we paid $25.4 million to qualified noteholders of our Liquid Yield Option Notes due 2031, equal to $30 per $1,000 principal amount of notes, as an incentive to the holders not to exercise their put right. This payment is being amortized over the 12-month period ended February 2004. On February 7, 2003, we repurchased for cash, notes from holders who exercised their put right for $2.9 million, reducing the aggregate amount outstanding of the notes due 2031 to $847.0 million.

On August 6, 2003, we paid $6.7 million to qualified noteholders of our Zero Coupon Zero Yield Convertible Notes dues 2032, equal to $7.50 per $1,000 principal amount of notes, as an incentive to the holders not to exercise their put right. This payment is being amortized over the 12-month period ended August 2004. On August 1, 2003, we repurchased for cash, notes from holders who exercised their put right for $7.7 million, reducing the aggregate amount outstanding of the notes due 2032 to $892.3 million.

On February 6, 2004, we repurchased for cash, notes from holders who exercised their put right for $0.006 million principal amount of Liquid Yield Option Notes due 2031.

At December 31, 2003, we had Euro-denominated bonds outstanding of €152.4 million or $192.0 million. The bonds pay a fixed rate of 5.2% to maturity in June 2005. The bonds serve as a hedge of our investment in Euro-denominated net assets. While an increase in the value of the euro against the dollar will result in a greater liability for interest and principal, there will be a corresponding increase in the dollar value of our Euro-denominated net assets.

Our outstanding debt and amounts available under these facilities as of December 31, 2003 ($ in millions) were as follows:

	Debt Outstanding	Available Credit
Bank loans (due in less than 1 year)	$ 42.4	—
$835.0 million revolver — due November 14, 2005	—	$ 835.0
Commercial paper issued under 364-day facility	—	1,200.0
€152.4 million 5.20% Euro notes — due June 24, 2005	192.0	—
Convertible notes — due February 7, 2031	847.0	—
Convertible notes — due July 31, 2032	892.3	—
Convertible notes — due June 15, 2033	600.0	—
Loan notes and sundry — various through 2012	17.7	—
Total	$2,591.4	$2,035.0

Additional information about our indebtedness is included in notes 3 and 4 of our consolidated financial statements.

Quantitative and Qualitative Disclosures Regarding Market Risk

Foreign Exchange: Our results of operations are subject to risk from the translation to the U.S. dollar of the revenue and expenses of our foreign operations, which are generally denominated in the local currency. The effects of currency exchange rate fluctuation on the translation of our results of operations are discussed in note

12 of our consolidated financial statements. For the most part, our revenues and the expenses incurred related to those revenues are denominated in the same currency. This minimizes the impact that fluctuations in exchange rates will have on profit margins.

While our agencies conduct business in more than 70 different currencies, our major-non-U.S. currency markets are the European Monetary Union (EMU), the United Kingdom, Japan, Brazil and Canada. Outside of major markets, our subsidiaries generally borrow funds directly in their local currency. As an integral part of our treasury operations, we enter into short-term forward foreign exchange contracts which hedge the intercompany cash movements between subsidiaries operating in different currency markets from that of our treasury centers from which they borrow or invest. In the limited number of instances where operating expenses and revenues are not denominated in the same currency, amounts are promptly settled or hedged in the foreign currency market with forward contracts. At December 31, 2003, we had foreign exchange contracts outstanding with an aggregate notional principal of $1,251.0 million, most of which were denominated in our major international market currencies with maturities ranging from 2 to 365 days with an average duration of less than 30 days.

Additionally, at December 31, 2003 we had cross-currency interest rate swaps in place with an aggregate notional principal amount of 19,100.0 million Yen maturing in 2005. See note 12 to our consolidated financial statements for information about the fair value of each type of derivative instrument.

The forward foreign exchange and swap contracts discussed above were entered into for the purpose of hedging certain specific currency risks. As a result of these financial instruments, we reduced financial risk in exchange for foregoing any gain (reward) which might have occurred if the markets moved favorably. In using these contracts, we exchanged the risks of the financial markets for counterparty risk. To minimize counterparty risk, we only enter into these contracts with major well-known banks and financial institutions that have credit ratings equal to or better than our credit rating.

These hedging activities are confined to risk management activities related to our international operations. We have established a centralized reporting system to evaluate the effects of changes in interest rates, currency exchange rates and other relevant market risks. We periodically determine the potential loss from market risk by performing a value-at-risk computation. Value-at risk analysis is a statistical model that utilizes historic currency exchange and interest rate data to measure the potential impact on future earnings of our existing portfolio of derivative financial instruments. The value-at-risk analysis we performed on our December 31, 2003 portfolio of derivative financial instruments indicated that the risk of loss was immaterial. This overall system is designed to enable us to initiate remedial action, if appropriate.

Debt Instruments: Our bank credit facilities mentioned above are available to provide credit support, including issuances of commercial paper. We currently have a 364-day facility with a one-year term out option and a 3-year facility. Accordingly we classify outstanding borrowings under these facilities as long-term debt. We normally replace our 364-day facility each year with a new 364-day facility with similar provisions. We also plan to renew the 3-year facility with a new multi-year facility with similar terms. Our ability to obtain the required bank syndication commitments depends in part on conditions in the bank market at the time of syndication.

Our bank syndicates typically include large global banks such as Citibank, JP Morgan Chase, HSBC, ABN Amro, Societe Generale, Barclays, Bank of America and BBVA. We also include large regional banks in the U.S. such as Wachovia, Fleet, US Bancorp, Northern Trust, PNC and Wells Fargo. We also include banks that have a major presence in countries where we conduct business such as Sumitomo in Japan, San Paolo in Italy, Scotia in Canada and Westpac in Australia.

Our other long-term debt consists principally of convertible notes. The holders of these convertible notes have the right to cause us to repurchase up to the entire aggregate face amount. We may offer the holders of our notes a cash payment or other incentives, such as extending the no-call period of the note to induce them to not put the notes to us in advance of a put date. If we were to decide to pay a cash incentive, our interest expense could increase based on market factors at the time.

Since our existing convertible notes do not pay or accrue interest, our interest expense could increase if notes are put. The extent, if any, of the increase in interest expense will depend on the portion of the amount repurchased that was refinanced, when we refinance, the type of instrument we use to refinance and the term of the instrument.

The one-time payments made in 2003 to qualified noteholders, as described above under "Debt Instruments, Guarantees and Related Covenants", are one method of keeping the convertible notes outstanding and preserving our liquidity. We can also preserve liquidity by satisfying some of or the entire put obligation with common equity, provided we notify the noteholders in advance of their put that we intend to do so. If a put were to be satisfied in cash, we expect to have sufficient unused credit commitments to fund the put, while still preserving ample capacity under these commitments to meet cash requirements for the normal course of our business operations after the put event.

Our credit commitments support either the issuance of commercial paper or bank loans, and we would likely fund the put initially using some combination of these instruments. We would then evaluate all funding alternatives available to us to restore our credit capacity and liquidity to the level prior to any such put. We believe the funding alternatives would include substantially all forms of debt, equity and convertible instruments available to us by accessing the public or private capital markets. Our evaluation would likely include the expected cash flows from the normal course of our business operations and the credit capacity to fund additional potential puts on the remaining outstanding convertible notes.

If we were to replace the convertible notes with another form of debt on a dollar-for-dollar basis, it would have no impact on either our debt to capital ratios or our debt to EBITDA ratio. However, an increase in interest expense would negatively impact our coverage ratios, such as EBITDA to interest expense, if the replacement debt were to be interest bearing. Currently our coverage ratios applicable to our current rating levels are well above the thresholds since the majority of our long-term debt does not pay or accrue interest. Based on present expectations of our future operating cash flows and expected access to debt and equity capital markets, we believe any increase in interest expense and reduction in coverage ratios would still place us comfortably within an acceptable range. Thus, we do not expect any negative impact on our credit ratings if the convertible notes are put in the near future.

8. Financial Statements and Supplementary Data

Our financial statements and supplementary data are included at the end of this report beginning on page F-1 of this report. See the index appearing on page 26 of this report.

9. Changes and Disagreements with Accountants on Accounting and Financial Disclosure

None.

9A. Controls and Disclosure

We maintain disclosure controls and procedures designed to ensure that information required to be included in our SEC reports is recorded, analyzed and reported within applicable time periods. During the 90-day period prior to the filing of this report, we conducted an evaluation, under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our CEO and CFO concluded that they believe that our disclosure controls and procedures are effective to ensure recording, analysis and reporting of information required to be included in our SEC reports on a timely basis. There have been no significant changes in our internal controls or others factors that could be reasonably expected to significantly affect the effectiveness of these controls since the date that evaluation was completed.

PART III

10. Executive Officers

The executive officers of Omnicom Group Inc. as of March 1, 2004 are:

Name	Position	Age
Bruce Crawford	Chairman	75
John D. Wren	President and Chief Executive Officer	51
Randall J. Weisenburger	Executive Vice President and Chief Financial Officer	45
Philip J. Angelastro	Senior Vice President of Finance and Controller	39
Jean-Marie Dru	President and Chief Executive Officer of TBWA Worldwide	57
Thomas L. Harrison	Chairman and Chief Executive Officer of Diversified Agency Services	56
Kenneth R. Kaess, Jr.	President and Chief Executive Officer of DDB Worldwide	49
Peter Mead	Vice Chairman	64
Michael J. O'Brien	Senior Vice President, General Counsel and Secretary	42
Keith L. Reinhard	Chairman of DDB Worldwide	69
Allen Rosenshine	Chairman and Chief Executive Officer of BBDO Worldwide	65

All of the executive officers have held their present positions at Omnicom for at least five years except as specified below.

Philip Angelastro was promoted to Senior Vice President of Finance in January 2002 and was appointed Controller on February 1, 1999. Mr. Angelastro joined the Company in June 1997 as Vice President of Finance of Diversified Agency Services after being a Partner at Coopers & Lybrand LLP.

Jean-Marie Dru was appointed President and Chief Executive Officer of TBWA Worldwide in March 2001. He had previously been President International of TBWA Worldwide. Mr. Dru was co-founder and Chairman of BDDP Group, which merged with TBWA in 1998.

Ken Kaess has been Chief Executive Officer and President of DDB Worldwide since January 2001, and President since December 1999. Prior to that he was President of DDB North America.

Peter Mead was appointed Vice Chairman on May 16, 2000. He had previously been Group Chief Executive of Abbot Mead Vickers plc and Joint Chairman of AMV BBDO.

Michael O'Brien joined Omnicom in November 2003 and was appointed Senior Vice President, General Counsel and Secretary in December 2003. Prior to that, he was a partner in the law firm of Goodwin Procter LLP (since April 2002). Prior to that, he was a partner in the law firm of O'Sullivan LLP.

Additional information about our directors and executive officers appears under the captions "Election of Directors", "Stock Ownership", "Director Compensation" and "Executive Compensation" in our 2004 proxy statement.

PART IV

15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a)(1) Financial Statements:

	Page
Management Report	F-1
Report of Independent Public Accountants	F-2
Consolidated Statements of Income for the Three Years Ended December 31, 2003	F-4
Consolidated Balance Sheets at December 31, 2003 and 2002	F-5
Consolidated Statements of Shareholders' Equity for the Three Years Ended December 31, 2003	F-6
Consolidated Statements of Cash Flows for the Three Years Ended December 31, 2003	F-7
Notes to Consolidated Financial Statements	F-8
Quarterly Results of Operations (Unaudited)	F-28

(a)(2) Financial Statement Schedules:

Schedule II — Valuation and Qualifying Accounts (for the three years ended December 31, 2003)	S-1

All other schedules are omitted because they are not applicable.

(a)(3) Exhibits:

Exhibit Numbers	Description
(3)(i)	Restated Certificate of Incorporation (Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated by reference).
(ii)	By-laws (Exhibit 3.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003) and incorporated by reference (File No. 1-10551).
4.1	Fiscal Agency Agreement, dated June 24, 1998, in connection with our issuance of 1,000,000,000 5.20% Notes due 2005 (the "5.20% Notes") (Exhibit 4.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (the "6-30-98 10-Q") (File No. 1-10551) and incorporated herein by reference).
4.2	Subscription Agreement, dated June 22, 1998, in connection with our issuance of the 5.20% notes (Exhibit 4.2 to our 6-30-98 10-Q and incorporated by reference).
4.3	Deed of Covenant, dated June 24, 1998, in connection with our issuance of the 5.20% notes (Exhibit 4.3 to the 6-30-98 10-Q and incorporated by reference).
4.4	Indenture, dated February 7, 2001, between JPMorgan Chase Manhattan Bank, as trustee, and us in connection with our issuance of $850,000,000 Liquid Yield Option notes due 2031 (the "2031 Indenture") (Exhibit 4.1 to our Registration Statement on Form S-3) (Registration Statement No. 333-55386 and incorporated by reference).
4.5	Form of Liquid Yield Option notes due 2031 (included in Exhibit 4.4 above).
4.6	First Supplemental Indenture to the 2031 Indenture, dated as of February 13, 2004, between us, Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank (Exhibit 4.3 to our Registration Statement on Form S-3 (File No. 112840) and incorporated herein by reference).
4.7	Indenture, dated March 6, 2002, between JPMorgan Chase Bank as trustee and us in connection with our issuance of $900,000,000 Zero Coupon Zero Yield Convertible notes due 2032 (the "2032 Indenture") (Exhibit 4.6 to our Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated by reference).
4.8	Form of Zero Coupon Zero Yield Convertible notes due 2032 (included in Exhibit 4.7).
4.9	First Supplemental Indenture to the 2032 Indenture, dated as of February 13, 2004, between us, Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank (Exhibit 4.3 to our Registration Statement on Form S-3 (File No. 112841) and incorporated herein by reference).

4.10	Indenture, dated as of June 30, 2003, between JPMorgan Chase Bank, as trustee, and us in connection with our issuance of $600,000,000 Zero Coupon Zero Yield Convertible Notes due 2033 (the "2033 Indenture") (Exhibit 4.1 to Registration Statement 333-108611 and incorporated by reference).
4.11	Form of the Zero Coupon Zero Yield Convertible Notes due 2033 (included in 4.10 above).
4.12	First Supplemental Indenture, to the 2033 Indenture, dated as of November 5, 2003, between JPMorgan Chase Bank, as trustee, and us, Omnicom Capital Inc. and Omnicom Finance Inc. (Exhibit 4.4 to Registration Statement 333-108611 and incorporated by reference).
10.1	Credit Agreement, dated November 14, 2002, among Omnicom Finance Inc., Omnicom Capital Inc., Omnicom Finance PLC, us, Salomon Smith Barney Inc. and ABN AMRO Incorporated, as lead arrangers for the institutions party thereto (Exhibit 10.1 to our Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated by reference).
10.2	364-day Credit Agreement, dated November 13, 2003, among Omnicom Finance Inc., Omnicom Capital Inc., Omnicom Finance PLC, the financial institutions party thereto, Citibank, N.A., as Administrative Agent and Salomon Smith Barney Inc., as Lead Arranger, ABN AMRO Bank N.V., as syndication agent, HSBC Bank USA, Wachovia Bank, National Association and Societe Generale, as documentation agents (Exhibit 10.1 to our Periodic Report on Form 8-K filed on December 2, 2003 and incorporated by reference).
10.3	Amendment to the Credit Agreement, dated as of April 30, 2003, among Omnicom Finance Inc., Omnicom Capital Inc., Omnicom Finance PLC, collectively as borrowers, us, as guarantor and UBS AG as lender (Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).
10.4	Amended and Restated 1998 Incentive Compensation Plan (Exhibit B to our Proxy Statement filed on April 10, 2000 and incorporated by reference).
10.5	Restricted Stock Plan for Non-employee Directors (Exhibit 10.10 to our Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated by reference).
10.6	Standard form of our Executive Salary Continuation Plan Agreement (Exhibit 10.24 to our Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated by reference).
10.7	Standard form of the Director Indemnification Agreement (Exhibit 10.25 to our Annual Report on Form 10-K for the year ended December 31, 1989 and incorporated by reference).
10.8	Severance Agreement, dated July 6, 1993, between Keith Reinhard and DDB Worldwide Communications Group, Inc. (Exhibit 10.11 to our Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated by reference).
10.9	Long-Term Shareholder Value Plan (Exhibit 4.4 to our Registration Statement on Form S-8 dated March 19, 2002, (File No. 333-84498) and incorporated by reference).
10.10	Executive Salary Continuation Plan Agreement — Thomas Harrison (Exhibit 10.7A to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (the "6-30-02 10-Q") and incorporated by reference).
10.11	Executive Salary Continuation Plan Agreement — Peter Mead (Exhibit 10.7B to our 6-30-02 10-Q and incorporated by reference).
10.12	Executive Salary Continuation Plan Agreement — Keith L. Reinhard (Exhibit 10.7C to our 6-30-02 10-Q and incorporated by reference).
10.13	Executive Salary Continuation Plan Severance Compensation Agreement — Allen Rosenshine (Exhibit 10.7D to our 6-30-02 10-Q and incorporated by reference).
10.14	Executive Salary Continuation Plan Agreement — John Wren (Exhibit 10.7E to our 6-30-02 10-Q and incorporated by reference).
10.15	Equity Incentive Plan (Exhibit 4.3 to our Registration Statement on Form S-8 dated August 18, 2003 (File No. 333-108063) and incorporated by reference).
12.1	Ratio of Earnings to Fixed Charges.
21.1	Subsidiaries of the Registrant.
23.1	Consent of KPMG LLP.

31.1	Certification of Chief Executive Officer and President required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
31.2	Certification of Executive Vice President and Chief Financial Officer required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
32.1	Certification of the Chief Executive Officer and President and the Executive Vice President and Chief Financial Officer required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended and 18 U.S.C §1350.

(b) Reports on Form 8-K

On October 28, 2003, we filed a Current Report on Form 8-K to furnish under Item 9 (Regulation FD Disclosure) and Item 12 (Results of Operations and Financial Condition) our press release announcing our operating results for the third quarter of 2003 and the text of materials used in the related call at which such results were discussed.

On December 2, 2003, we filed a Current Report on Form 8-K to file under Item 5 and Item 7 of our 364-day revolving credit facility.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OMNICOM GROUP INC.

March 15, 2004

BY: /S/ RANDALL J. WEISENBURGER

Randall J. Weisenburger
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ BRUCE CRAWFORD **(Bruce Crawford)**	Chairman and Director	March 15, 2004
/S/ JOHN D. WREN **(John D. Wren)**	Chief Executive Officer and President and Director	March 15, 2004
/S/ RANDALL J. WEISENBURGER **(Randall J. Weisenburger)**	Executive Vice President and Chief Financial Officer	March 15, 2004
/S/ PHILIP J. ANGELASTRO **(Philip J. Angelastro)**	Senior Vice President and Controller (Principal Accounting Officer)	March 15, 2004
/S/ ROBERT CHARLES CLARK **(Robert Charles Clark)**	Director	March 15, 2004
/S/ LEONARD S. COLEMAN, JR. **(Leonard S. Coleman, Jr.)**	Director	March 15, 2004
/S/ ERROL M. COOK **(Errol M. Cook)**	Director	March 15, 2004
/S/ SUSAN S. DENISON **(Susan S. Denison)**	Director	March 15, 2004
/S/ MICHAEL A. HENNING **(Michael A. Henning)**	Director	March 15, 2004
/S/ JOHN R. MURPHY **(John R. Murphy)**	Director	March 15, 2004
/S/ JOHN R. PURCELL **(John R. Purcell)**	Director	March 15, 2004
/S/ LINDA JOHNSON RICE **(Linda Johnson Rice)**	Director	March 15, 2004
/S/ GARY L. ROUBOS **(Gary L. Roubos)**	Director	March 15, 2004

[This page intentionally left blank]

MANAGEMENT REPORT

Omnicom Group Inc. management is responsible for the integrity of the financial data reported by Omnicom. Management uses its best judgement to ensure that the financial statements present fairly, in all material respects, Omnicom's consolidated financial position and results of operations. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Omnicom's system of internal controls, augmented by a program of internal audits, is designed to provide reasonable assurance that assets are safeguarded and records are maintained to substantiate the preparation of financial information in accordance with accounting principles generally accepted in the United States. Omnicom also maintains disclosure controls to ensure that information required to be included in its SEC reports is recorded, analyzed and reported within applicable time periods. Underlying this concept of reasonable assurance is the premise that the cost of controls should not exceed the benefits derived therefrom.

The financial statements have been audited by independent public accountants. Their report expresses the independent accountant's judgement as to the fairness of management's reported operating results, cash flows and financial position. This judgement is based on the procedures described in the second paragraph of their report.

Omnicom's Audit Committee meets periodically with representatives of financial management, internal audit and the independent public accountants as part of its oversight functions. To aid in ensuring independence, the Audit Committee communicates directly and separately with the independent public accountants, internal audit and financial management to discuss their respective activities.

/s/ JOHN D. WREN	/s/ RANDALL J. WEISENBURGER
John D. Wren **Chief Executive Officer and President**	**Randall J. Weisenburger** **Executive Vice President and Chief Financial Officer**

February 13, 2004

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
of Omnicom Group Inc.:

We have audited the accompanying consolidated balance sheets of Omnicom Group Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. In connection with our audits of the consolidated financial statements, we also have audited the related 2003 and 2002 financial statement schedules. These consolidated financial statements and financial statement schedules are the responsibility of Omnicom Group Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits. The consolidated financial statements and related financial statement schedule of Omnicom Group Inc. and subsidiaries as of and for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements and related financial statement schedule in their report dated February 18, 2002 (except with respect to the matter discussed in Note 14, as to which the date is March 20, 2002).

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Omnicom Group Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related 2003 and 2002 financial statement schedules on page S-1, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 13 to the consolidated financial statements, Omnicom Group Inc. changed its method of accounting for goodwill and other intangibles in 2002.

/s/ KPMG LLP

New York, New York
February 13, 2004

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and
Shareholders of Omnicom Group Inc.:

We have audited the accompanying consolidated balance sheets of Omnicom Group Inc. (a New York corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Omnicom Group Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule on page S-1 is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

New York, New York
February 18, 2002 (except with respect to the matter discussed in Note 14, as to which the date is March 20, 2002)

THIS IS A COPY OF A REPORT ISSUED BY ARTHUR ANDERSEN LLP, OUR FORMER INDEPENDENT AUDITORS, AS OF THE DATES INDICATED ABOVE, AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP SINCE THOSE DATES.

OMNICOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31, (Dollars in Thousands Except Per Share Data)		
	2003	2002	2001
REVENUE	$8,621,404	$7,536,299	$6,889,406
OPERATING EXPENSES:			
Salary and service costs	5,839,006	4,952,929	4,420,929
Office and general expenses	1,617,723	1,479,255	1,500,293
	7,456,729	6,432,184	5,921,222
OPERATING PROFIT	1,164,675	1,104,115	968,184
NET INTEREST EXPENSE:			
Interest expense	57,932	45,509	90,922
Interest income	(15,106)	(15,017)	(18,123)
	42,826	30,492	72,799
INCOME BEFORE INCOME TAXES	1,121,849	1,073,623	895,385
INCOME TAXES	380,927	375,637	352,128
INCOME AFTER INCOME TAXES	740,922	697,986	543,257
EQUITY IN EARNINGS OF AFFILIATES	15,104	13,811	12,667
MINORITY INTERESTS	(80,143)	(68,338)	(52,782)
NET INCOME	$ 675,883	$ 643,459	$ 503,142
NET INCOME PER COMMON SHARE:			
Basic	$ 3.61	$ 3.46	$ 2.75(a)
Diluted	$ 3.59	$ 3.44	$ 2.70(a)

(a) Year Ended December 31, 2001, adjusted to exclude goodwill amortization:

Adjusted Net Income	$ 586,208
Adjusted Net Income Per Common Share - basic	$ 3.21
Adjusted Net Income Per Common Share - diluted	$ 3.13

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, (Dollars in Thousands)	
	2003	2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,528,710	$ 666,951
Short-term investments at market, which approximates cost	20,225	28,930
Accounts receivable, less allowance for doubtful accounts of $69,657 and $75,575	4,529,995	3,966,550
Billable production orders in process, at cost	440,436	371,816
Prepaid expenses and other current assets	766,579	602,819
Total Current Assets	7,285,945	5,637,066
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, at cost, less accumulated depreciation and amortization of $817,108 and $717,294	596,796	557,735
INVESTMENTS IN AFFILIATES	151,181	137,303
GOODWILL	5,886,176	4,850,829
INTANGIBLES, net of accumulated amortization of $127,774 and $88,132	121,443	97,730
DEFERRED TAX BENEFITS	144,092	166,815
OTHER ASSETS	313,823	496,600
TOTAL ASSETS	$14,499,456	$11,944,078
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 5,513,301	$ 4,833,681
Advance billings	775,232	648,577
Current portion of long-term debt	12,379	35,256
Bank loans	42,408	50,394
Accrued taxes	221,664	294,420
Other liabilities	1,197,474	977,196
Total Current Liabilities	7,762,458	6,839,524
LONG-TERM DEBT	197,291	197,861
CONVERTIBLE NOTES	2,339,304	1,747,037
DEFERRED COMPENSATION AND OTHER LIABILITIES	342,894	293,638
LONG TERM DEFERRED TAX LIABILITY	204,104	124,276
MINORITY INTERESTS	187,346	172,815
SHAREHOLDERS' EQUITY:		
Preferred stock, $1.00 par value, 7,500,000 shares authorized, none issued		
Common stock, $0.15 par value, 1,000,000,000 shares authorized, 198,663,916 and 198,600,891 shares issued in 2003 and 2002, respectively	29,800	29,790
Additional paid-in capital	1,380,934	1,419,910
Retained earnings	2,640,623	2,114,506
Unamortized restricted stock	(123,820)	(136,357)
Accumulated other comprehensive income (loss)	109,694	(154,142)
Treasury stock, at cost, 8,239,072 and 10,199,215 shares in 2003 and 2002, respectively	(571,172)	(704,780)
Total Shareholders' Equity	3,466,059	2,568,927
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$14,499,456	$11,944,078

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Three Years Ended December 31, 2003
(Dollars in Thousands)

	Comprehensive Income	Common Stock		Additional Paid-in Capital	Retained Earnings	Unamortized Restricted Stock	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total Shareholders' Equity
		Shares	Par Value						
Balance December 31, 2000		194,102,812	$29,115	$1,166,076	$1,258,568	$(119,796)	$(232,063)	$(553,423)	$1,548,477
Comprehensive Income:									
Net Income	$503,142				503,142				503,142
Unrealized gain on investments net of taxes of $11,518	18,976						18,976		18,976
Translation adjustments, net of taxes of $49,939	(82,271)						(82,271)		(82,271)
Comprehensive income	439,847								
Dividends Declared					(141,836)				(141,836)
Amortization of restricted shares						47,078			47,078
Shares transactions under employee stock plans				28,477		(53,027)		106,583	82,033
Shares issued for acquisitions		25,538	4	3,891				3,441	7,336
Conversion of 2.25% debentures		4,614,443	692	254,995				(54)	255,633
Purchase of treasury shares				(49,200)				(10,949)	(60,149)
Cancellation of shares		(73,539)	(11)	(4,101)				4,112	—
Balance December 31, 2001		198,669,254	29,800	1,400,138	1,619,874	(125,745)	(295,358)	(450,290)	2,178,419
Comprehensive Income:									
Net Income	643,459				643,459				643,459
Translation adjustments, net of taxes of $(91,791)	141,216						141,216		141,216
Comprehensive income	784,675								
Dividends Declared					(148,827)				(148,827)
Amortization of restricted shares						54,487			54,487
Shares transactions under employee stock plans				25,767		(65,099)		89,696	50,364
Shares issued for acquisitions				(1,289)				22,762	21,473
Purchase of treasury shares								(371,664)	(371,664)
Cancellation of shares		(68,363)	(10)	(4,706)				4,716	—
Balance December 31, 2002		198,600,891	29,790	1,419,910	2,114,506	(136,357)	(154,142)	(704,780)	2,568,927
Comprehensive Income:									
Net Income	675,883				675,883				675,883
Translation adjustments, net of taxes of $(142,065)	263,836						263,836		263,836
Comprehensive income	$939,719								
Dividends Declared					(149,766)				(149,766)
Amortization of restricted shares						60,268			60,268
Shares transactions under employee stock plans				(41,627)		(47,731)		146,072	56,714
Shares issued for acquisitions		79,940	13	4,853				11,259	16,125
Purchase of treasury shares								(25,928)	(25,928)
Cancellation of shares		(16,915)	(3)	(2,202)				2,205	—
Balance December 31, 2003		198,663,916	$29,800	$1,380,934	$2,640,623	$(123,820)	$109,694	$(571,172)	$3,466,059

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, (Dollars in Thousands)		
	2003	2002	2001
Cash Flows from Operating Activities:			
Net income	$ 675,883	$ 643,459	$ 503,142
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of tangible assets	124,394	119,987	114,661
Amortization of goodwill	—	—	95,581
Amortization of intangible assets	36,529	30,332	17,853
Minority interests	80,143	68,338	52,782
Earnings of affiliates less than dividends received	843	3,374	15,711
Tax benefit on employee stock plans	15,710	14,341	16,640
Amortization of restricted stock	60,268	54,487	47,078
Provisions for losses on accounts receivable	12,941	21,846	30,739
(Increase) decrease in accounts receivable	(207,702)	25,602	200,836
(Increase) decrease in billable production orders in process	(49,486)	33,967	23,117
(Increase) decrease in prepaid expenses and other current assets	(116,756)	62,120	(33,021)
Decrease (increase) in other assets, net	19,168	(13,592)	(72,411)
Increase (decrease) in advanced billings	91,757	(14,853)	17,564
(Decrease) in accrued taxes and other liabilities	(18,607)	(301,834)	(165,846)
Increase (decrease) in accounts payable	329,157	253,027	(88,866)
Net Cash Provided by Operating Activities	1,054,242	1,000,601	775,560
Cash Flows from Investing Activities:			
Capital expenditures	(141,108)	(117,198)	(149,423)
Payment for purchases of equity interests in subsidiaries and affiliates, net of cash acquired	(410,028)	(586,349)	(818,819)
Purchases of investments	(3,580)	(15,890)	(105,916)
Proceeds from sales of investments	25,905	36,303	126,306
Net Cash Used in Investing Activities	(528,811)	(683,134)	(947,852)
Cash Flows From Financing Activities:			
Net (decrease) increase in short-term borrowings	(15,535)	(127,703)	76,789
Net proceeds from issuance of convertible notes and long-term debt obligations	796,296	900,000	1,144,369
Repayments of principal of long-term debt obligations	(234,120)	(339,950)	(866,445)
Dividends paid	(149,323)	(148,411)	(135,676)
Purchase of treasury shares	(25,928)	(371,664)	(60,149)
Other	(16,801)	(32,061)	11,913
Net Cash Provided by (Used In) Financing Activities	354,589	(119,789)	170,801
Effect of exchange rate changes on cash and cash equivalents	(18,261)	(2,878)	(43,175)
Net Increase (Decrease) in Cash and Cash Equivalents	861,759	194,800	(44,666)
Cash and Cash Equivalents at Beginning of Year	666,951	472,151	516,817
Cash and Cash Equivalents at End of Year	$1,528,710	$ 666,951	$ 472,151
Supplemental Disclosures:			
Income taxes paid	$ 344,029	$ 338,638	$ 233,287
Interest paid	$ 56,902	$ 42,423	$ 84,693

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Omnicom Group Inc. and its domestic and international subsidiaries. Intercompany balances and transactions have been eliminated.

Revenue Recognition. Substantially all revenue is derived from fees for services. Additionally, we earn commissions based upon the placement of advertisements in various media. Revenue is realized when the service is performed in accordance with the terms of each client arrangement and upon completion of the earnings process. This includes when services are rendered, upon presentation date for media, when costs are incurred for radio and television production and when print production is completed and collection is reasonably assured.

A small portion of our contractual arrangements with clients includes performance incentive provisions which allow us to earn additional revenues as a result of our performance relative to both quantitative and qualitative goals. We recognize the incentive portion of revenue under these arrangements when specific quantitative goals are achieved, or when performance against qualitative goals is determined by our clients.

Our revenue recognition policies are in compliance with the Securities and Exchange Commissions ("SEC") Staff Accounting Bulletin ("SAB") 101, "Revenue and Recognition in Financial Statements" as updated by SAB 104, "Revenue Recognition". SAB 101 and 104 summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. Also, in July 2000, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") released Issue 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent". This Issue summarized the EITF's views on when revenue should be recorded at the gross amount billed because it has earned revenue from the sale of goods or services, or the net amount retained because it has earned a fee or commission. Additionally, in January 2002, the EITF released Issue 01-14, Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred. This Issue summarized the EITF's views on when out-of-pocket expenses should be characterized as revenue. Our revenue recognition policies are in compliance with SAB 101, SAB 104, EITF 99-19 and EITF 01-14. In the majority of our businesses, we act as an agent and record revenue equal to the net amount retained, when the fee or commission is earned.

Billable Production. Billable production orders in process consist principally of costs incurred on behalf of clients when providing advertising, marketing and corporate communications services to clients. Such amounts are invoiced to clients at various times over the course of the production process.

Investments Available for Sale. Investments available for sale are comprised of the following two categories of investments:

Short-term investments and time deposits with financial institutions consist principally of investments with original maturity dates between three months and one year and are therefore classified as current assets.

Long-term investments are included in other assets in our balance sheet and are comprised of minority ownership interests in certain marketing and corporate communications services companies where we do not exercise significant influence over the operating and financial policies of the investee. We account for these investments under the cost method. During 2001, we held minority investments in several publicly traded marketing and corporate communication companies and the book value of these investments was adjusted to market value with any unrealized gains or losses recorded to comprehensive income. We periodically evaluate our cost based investments to determine if there have been any other than temporary declines in value. A variety of factors are considered when determining if a decline in market value below book value is other than temporary, including, among others, the financial condition and prospects of the investee, as well as our investment intent.

Cost-Based Investments. Cost-based long-term investments are primarily comprised of preferred equity interests in non-public marketing and corporate communications services companies where we do not exercise significant influence over the operating and financial policies of the investee. These minority interests are

accounted for under the cost method and are included in our other assets account. These investments are periodically evaluated to determine if there have been any other than temporary declines below book value. A variety of factors are considered when determining if a decline in fair value below book value is other than temporary, including, among others, the financial condition and prospects of the investee, as well as our investment intent.

Equity Method Investments. The equity method is used to account for investments in entities in which we have an ownership of less than 50% and have significant influence over the operating and financial policies of the affiliate. Prior to the adoption of SFAS 142, "Goodwill and Other Intangible Assets", the excess of cost of the stock of those affiliates over our share of their net assets at the acquisition date was recognized as goodwill and was being amortized on a straight-line basis over a period not to exceed 40 years. Subsequent to the adoption of SFAS 142, equity method goodwill is not amortized. We periodically evaluate these investments to determine if there have been any other than temporary declines in value.

Treasury Stock. We account for treasury share purchases at cost. The reissuance of treasury shares is accounted for at the average cost. Gains or losses on the reissuance of treasury shares are accounted for as additional paid-in capital and do not affect reported results of operations.

Foreign Currency Translation. Our financial statements were prepared in accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation". All of our foreign subsidiaries use their local currency as their functional currency in accordance with SFAS 52. Accordingly, the currency impacts of the translation of the balance sheets of our foreign subsidiaries to U.S. dollar statements are included as translation adjustments in other accumulated comprehensive income. The income statements of foreign subsidiaries are translated at average exchange rates for the year. Net foreign currency transaction gains included in net income were $4.7 million in 2003, $0.6 million in 2002 and $1.1 million in 2001.

Earnings Per Common Share. Basic earnings per share is based upon the weighted average number of common shares outstanding during each year. Diluted earnings per share is based on the above, plus, if dilutive, common share equivalents which include outstanding options and restricted shares. For purposes of computing diluted earnings per share for the years ended December 31, 2003, 2002 and 2001, respectively, 1,398,200, 1,509,200 and 2,821,800 shares were assumed to have been outstanding related to common share equivalents. The Company's 2.25% Convertible Subordinated Debentures were converted in the fourth quarter of 2001 into 4,599,900 shares. Additionally, the assumed increase in net income related to the after tax interest costs of convertible debentures and the after tax compensation expense related to dividends on restricted shares used in the computations was $1,114.2 thousand, $975.3 thousand and $9,728.1 thousand for the years ended December 31, 2003, 2002 and 2001, respectively. The number of shares used in the computations were as follows:

	2003	2002	2001
Basic EPS computation	187,258,200	186,093,600	182,867,900
Diluted EPS computation	188,656,400	187,602,800	190,289,700

Gains and Losses on Issuance of Stock in Affiliates and Subsidiaries. Gains and losses on the issuance of stock in equity method affiliates and consolidated subsidiaries are recognized directly in our shareholders' equity through an increase or decrease to additional paid-in capital in the period in which the sale occurs and do not affect reported results of operations.

Salary Continuation Agreements. Arrangements with certain present and former employees provide for continuing payments for periods up to 10 years after cessation of their full-time employment in consideration for agreements by the employee not to compete with us and to render consulting services during the post-employment period. Such payments, the amounts of which are also subject to certain limitations, including our operating performance during the post-employment period, represent the fair value of the services rendered and are expensed in such periods.

Depreciation of Furniture and Equipment and Amortization of Leasehold Improvements. Depreciation charges are computed on a straight-line basis over the estimated useful lives of furniture of seven to ten years and equipment of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the terms of the related lease or the estimated useful life of these assets.

Goodwill and Other Intangibles. In accordance with SFAS 142, "Goodwill and Other Intangible Assets", goodwill acquired resulting from a business combination for which the acquisition date was after June 30, 2001 is no longer amortized, but is periodically tested for impairment. Additionally, in accordance with SFAS 141, "Business Combinations", we allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values including other identifiable intangible assets, as applicable, such as trade names, customer relationships and client lists. Information about acquisitions can be found in note 2.

Historically and before the effective date of SFAS 142, intangibles were amortized on a straight-line basis over a period not to exceed 40 years. The intangibles were written down if and to the extent they were determined to be impaired. Under SFAS 142, we no longer amortize goodwill and intangibles with indefinite lives and we are required to perform an annual impairment test on goodwill balances and intangibles with indefinite lives. The initial test for impairment required us to assess whether there was an indication that goodwill was impaired as of the date of adoption of SFAS 142. To accomplish this, we identified our reporting units and determined the carrying value of each unit, including goodwill and other intangible assets. We then determined the fair value of each reporting unit and compared it to its carrying value. In performing this test in accordance with SFAS 142, we aggregated the components of the reporting units to the level where operating decisions are made. We completed our initial SFAS 142 impairment test during the second quarter of 2002 and a subsequent annual test was performed during the second quarter of 2003 and concluded that there was no impairment at either date. We plan on performing the annual impairment test during the second quarter of each year, unless certain events, as defined in SFAS 142, trigger the need for an earlier evaluation for impairment.

Deferred Taxes. Deferred income taxes are provided for the temporary difference between the financial reporting basis and tax basis of our assets and liabilities. Deferred tax benefits result principally from recording certain expenses in the financial statements which are not currently deductible for tax purposes and from differences between the tax and book basis of assets and liabilities recorded in connection with acquisitions. Deferred tax liabilities result principally from deductions recorded for tax purposes in excess of that recorded in the financial statements and non-cash unrealized gains in prior years associated with investments and capital transactions resulting in a higher book basis in the common stock of certain subsidiaries as compared to their tax basis.

Employee Stock Options. Options are accounted for in accordance with Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25"). APB 25 is based upon an intrinsic value method of accounting for stock-based compensation. Under this method, compensation cost is measured as the excess, if any, of the quoted market price of the stock issuance at the measurement date over the amount to be paid by the employee. It has been our policy to issue stock awards at the quoted market price. We have adopted the quarterly disclosure requirement as required under SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure an Amendment of FASB Statement No. 123". This disclosure requirement did not have an impact on our consolidated results of operations or financial position. The FASB recently indicated that they will issue a new accounting standard that will require stock-based employee compensation to be recorded as a charge to earnings beginning in 2004. We will continue to monitor the progress of the FASB with regard to the issuance of this standard. Information about our specific awards and stock plans can be found in note 7 and information regarding a recent development can be found in note 15.

Information about the historical pro forma impact on net income and earnings per share is summarized below and in note 7.

Using compensation cost for grants of the Company's stock options and shares issued under the employee stock purchase plan ("ESPP"), determined based on the fair value at the grant or issuance date in 2003, 2002 and 2001, consistent with the provision of SFAS No. 123, the effect on our net income and net income per share would have been as follows:

	Dollars in Thousands Except Per Share Data		
	2003	2002	2001
Net income, as reported	$675,883	$643,459	$503,142
Net income, pro forma	630,906	570,452	455,702
Stock-based employee compensation cost, net of tax, as reported	36,161	32,692	26,604
Additional stock-based employee compensation cost, net of tax, pro forma	44,977	73,007	47,440
Basic net income per share, as reported	3.61	3.46	2.75
Basic net income per share, pro forma	3.37	3.07	2.49
Diluted net income per share, as reported	3.59	3.44	2.70
Diluted net income per share, pro forma	3.37	3.07	2.47

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized, or expensed, over the vesting period, additional options may be granted in future years, awards may be forfeited or cancelled and the fair value of future awards may differ from the current fair values.

Cash Flows. Our cash equivalents are primarily comprised of investments in overnight interest-bearing deposits, commercial paper and money market instruments and other short-term investments with original maturity dates of three months or less at the time of purchase.

Concentration of Credit Risk. We provide marketing and corporate communications services to over 5,000 clients who operate in nearly every industry sector. We grant credit to qualified clients in the ordinary course of business. Due to the diversified nature of our client base, we do not believe that we are exposed to a concentration of credit risk as our largest client accounted for 4.7% of our 2003 consolidated revenue and no other client accounted for more than 2.9% of our 2003 consolidated revenue.

Derivative Financial Instruments. We adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", on January 1, 2001. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value.

Our derivative financial instruments consist principally of forward foreign exchange contracts and cross-currency interest rate swaps. For derivative financial instruments to qualify for hedge accounting the following criteria must be met: (1) the hedging instrument must be designated as a hedge; (2) the hedged exposure must be specifically identifiable and expose us to risk; and (3) it must be highly probable that a change in fair value of the derivative financial instrument and an opposite change in the fair value of the hedged exposure will have a high degree of correlation.

If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a derivative used as hedge is required to be immediately recognized in the statement of income.

The majority of our activity relates to forward foreign exchange contracts. We execute these contracts in the same currency as the hedged exposure, whereby 100% correlation is achieved based on spot rates. Gains and losses on derivative financial instruments which are hedges of foreign currency assets or liabilities are recorded

at market value and changes in market value are recognized in the statement of income in the current period. Gains and losses on derivative financial instruments which are hedges of net investments, are recorded to accumulated comprehensive income as translation adjustments to the extent of change in the spot exchange rate. The remaining difference is recorded in the statement of income in the current period.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications. Certain prior amounts have been reclassified to conform with the 2003 presentation. These reclassifications include changing the income statement line item from "Salary and related costs" to a new category entitled "Salary and service costs", and reallocating certain items previously shown in "Office and general expenses" to this new category. We have regrouped certain direct service costs such as freelance labor, travel, entertainment, reproduction, client service costs and other expenses from "Office and general expenses" into "Salary and service costs" in order to better segregate the expense items between those that are more closely related to directly serving clients versus those expenses, such as facilities, overhead, depreciation and other administrative expenses, which in nature are not directly related to servicing clients.

2. Acquisitions

During 2003, we completed 13 acquisitions of new subsidiaries and made additional investments in companies in which we already had an ownership interest. In addition, we made contingent purchase price payments related to acquisitions completed in prior years. The aggregate cost of these transactions, including cash payments, the assumption of liabilities and the issuance of common stock, for 2003 was as follows (dollars in thousands):

New and existing subsidiaries	$236,364
Contingent purchase price payments	235,916
	$472,280

In addition, in June 2003, we acquired all of the common stock of AGENCY.COM in a non-cash transaction. Refer to note 6 for additional information.

Valuations of these companies were based on a number of factors, including service offerings, competitive position, reputation, specialized know-how and geographic coverage. Consistent with our acquisition strategy and past practice, most acquisitions completed in 2003 include an initial payment at the time of closing and provide for additional contingent purchase price payments. Contingent payments for these transactions, as well as certain acquisitions completed in prior years, are derived using the performance of the acquired entity and are based on pre-determined formulas. These contingent purchase price obligations are accrued when the contingency is resolved and payment is certain.

Our acquisition strategy is to continue to build upon the core capabilities of our various strategic business platforms (agency brands) through the expansion of their service capabilities and/or their geographic reach. In executing our acquisition strategy, one of the primary drivers in identifying and executing a specific transaction is the existence of or the ability to expand an existing client relationship. As a result, a significant portion of an acquired company's revenues are often from clients that are already our clients. Additional key factors we consider include the competitive position, reputation and specialized know-how of acquisition targets. In addition, due to the nature of advertising, marketing and corporate communications services companies, the companies we acquire have minimal tangible net assets and identifiable intangible net assets which primarily consists of customer relationships. Accordingly, upon completion of our SFAS 141 purchase accounting procedures, a substantial portion of the purchase price was allocated to goodwill as of December 31, 2003.

As of December 31, 2003 and 2002, the components of our intangible assets were as follows:

	(Dollars in Thousands)					
	December 31, 2003			December 31, 2002		
	Gross Carry Value	Accumulated Amortization	Net Book Value	Gross Carry Value	Accumulated Amortization	Net Book Value
Intangible assets subject to SFAS 142 impairment tests:						
Goodwill	$6,467,011	$580,835	$5,886,176	$5,382,478	$531,649	$4,850,829
Other intangible assets subject to amortization:						
Purchased and internally developed software	188,192	114,483	73,709	168,789	83,724	85,065
Customer related and other	61,025	13,291	47,734	17,073	4,408	12,665
Total	$ 249,217	$127,774	$ 121,443	$ 185,862	$ 88,132	$ 97,730

The other intangible assets are amortized on a straight-line basis ranging from 5 to 10 years.

3. Bank Loans and Lines of Credit

Bank loans of $42.4 million and $50.4 million at December 31, 2003 and 2002, respectively, are primarily comprised of the bank overdrafts of our international subsidiaries, which are treated as unsecured loans pursuant to our bank agreements. The weighted average interest rate on these bank loans as of December 31, 2003 and 2002 was 5.2% and 5.4% respectively.

At December 31, 2003 and 2002, we had committed and uncommitted lines of credit aggregating $2,468.2 million and $2,277.2 million, respectively. The unused portion of these credit lines was $2,425.8 million and $2,226.8 million at December 31, 2003 and 2002, respectively. The lines of credit, including the credit facilities discussed below, are generally extended to us on terms that the banks grant to their most creditworthy borrowers.

During 2003 we amended our 3-year $800.0 million revolving credit facility which matures November 14, 2005 to include an additional $35.0 million. In addition, on November 13, 2003, we entered into a $1,200.0 million 364-day revolving credit facility which matures on November 12, 2004. The 364-day facility replaced a similar facility that expired November 13, 2003 and continues to include a provision which allows us to convert all amounts outstanding at expiration of the facility into a one-year term loan.

The 3-year credit facility consists of 16 banks for which Citibank N.A. acts as administrative agent and ABN AMRO Bank acts as syndication agent. The 364-day credit facility consists of 24 banks for which Citibank N.A. acts as agent. Other significant lending institutions include HSBC Bank USA, JPMorgan Chase Bank, Wachovia, Societe Generale and Barclays.

These credit facilities provide support for our $1,500.0 million commercial paper program. The gross amount of commercial paper issued and redeemed under our commercial paper program during 2003 was $19.6 billion, with an average term of 5.9 days. During 2002, $32.8 billion of commercial paper was issued with an average term of 5.6 days and $33.1 billion was redeemed. As of December 31, 2003 and 2002, we had no commercial paper borrowings outstanding.

The credit facilities contain financial covenants limiting the ratio of total consolidated indebtedness to total consolidated EBITDA (EBITDA for purposes of this covenant being defined as earnings before interest, taxes, depreciation and amortization) to 3.0 times. In addition, we are required to maintain a minimum ratio of EBITDA to interest expense of 5.0 times. At December 31, 2003, our ratio of debt to EBITDA was 2.0 times and our ratio of EBITDA to interest expense was 22.9 times and we were in compliance with these covenants.

4. Long-Term Debt and Convertible Notes

Long-term debt and convertible notes outstanding as of December 31, 2003 and 2002 consisted of the following:

	(Dollars in Thousands) 2003	2002
Euro 152.4 million 5.20% Euro Notes, due June 24, 2005	$ 192,010	$ 159,950
Other notes and loans at rates from 3.4% to 10.3%, due through 2018	17,654	70,251
	209,664	230,201
Less current portion	12,373	32,340
Total long-term debt	$ 197,291	$ 197,861
Convertible notes — due February 7, 2031	$ 847,037	$ 849,953
Convertible notes — due July 31, 2032	892,273	900,000
Convertible notes — due June 15, 2033	600,000	—
	2,339,310	1,749,953
Less current portion	6	2,916
Total convertible notes	$2,339,304	$1,747,037

For the years ended December 31, 2003, 2002 and 2001, we incurred gross interest expense on our borrowings of $57.9 million, $45.5 million and $90.9 million, respectively. The 2003 expense of $57.9 million was impacted by $25.4 million related to the amortization of the cash payments to noteholders as an incentive not to exercise their put rights of $25.4 million and $6.7 million made on February 21, 2003 and on August 6, 2003 to qualified noteholders of Convertible Notes due 2031 and 2032, respectively.

On June 24, 1998, we issued €152.4 million 5.20% notes. The notes are senior unsecured obligations of the Company. Unless previously redeemed, or purchased and cancelled, the notes mature on June 24, 2005.

The $847.0 million aggregate principal amount of Liquid Yield Option notes due February 7, 2031 were issued by us in February 2001. These notes are senior unsecured zero-coupon securities that are convertible into 7.7 million common shares, implying a conversion price of $110.01 per common share, subject to normal anti-dilution adjustments. These notes are convertible at a specified ratio only upon the occurrence of certain events, including if our common shares trade above certain levels, if we effect extraordinary transactions or if our long-term debt ratings are downgraded by at least two notches from their December 31, 2003 level of A- to BBB or lower by Standard & Poor's Ratings Services ("S&P"), or from their December 31, 2003 level of Baa1 to Baa3 or lower by Moody's Investors Services, Inc. ("Moody's"). These events would not, however, result in an adjustment of the number of shares issuable upon conversion. Holders of these notes have the right to put the notes back to us, for cash, stock or a combination of both at our election, in February of each year and we have agreed not to redeem the notes for cash before February 7, 2009. There are no events that accelerate the noteholders' put rights. Beginning in February 2006, if the market price of our common shares exceeds certain thresholds, we may be required to pay contingent cash interest on the notes equal to the amount of dividends that would be paid on the common shares into which the notes are contingently convertible.

The $892.3 million aggregate principal amount of Zero Coupon Zero Yield Convertible notes due July 31, 2032 were issued by us in March 2002. The notes are senior unsecured zero-coupon securities that are convertible into 8.1 million common shares, implying a conversion price of $110.01 per common share, subject to normal anti-dilution adjustments. These notes are convertible at a specified ratio only upon the occurrence of certain events, including if our common shares trade above certain levels, if we effect extraordinary transactions or if our long-term debt ratings are downgraded at least two notches from their December 31, 2003 level of A- to BBB or lower by S&P, or from their December 31, 2003 level of Baa1 to Baa3 or lower by Moody's. These events would not, however, result in an adjustment of the number of shares issuable upon conversion. Holders of these notes have the right to put the notes back to us for cash, stock or a combination of both at our election, in August of each year and we have agreed not to redeem the notes for cash before July 31, 2009. There are no

events that accelerate the noteholders' put rights. Beginning in August 2007, if the market price of our common shares exceeds certain thresholds, we may be required to pay contingent cash interest on the notes equal to the amount of dividends that would be paid on the common shares into which the notes are contingently convertible.

In June 2003, we issued $600.0 million aggregate principal amount of Zero Coupon Zero Yield Convertible notes due June 15, 2033. The notes are senior unsecured obligations that are convertible into 5.8 million common shares, implying a conversion price of $103.00 per common share, subject to normal anti-dilution adjustments. These notes are convertible at the specified ratio only upon the occurrence of certain events, including if our common shares trade above certain levels, if we effect extraordinary transactions or if our long-term debt ratings are downgraded from their current level to Ba1 or lower by Moody's or BBB- or lower by S&P. The occurrence of these events will not result in an adjustment of the number of shares issuable upon conversion. Holders of these notes have the right to put the notes back to us for cash, stock or a combination of both at our election, on June 15, 2006, 2008, 2010, 2013, 2018, 2023 and on each June 15 annually thereafter through June 15, 2032 and we have a right to redeem the notes for cash beginning on June 15, 2010. There are no events that accelerate the noteholders' put rights. Beginning in June 2010, if the market price of the notes exceeds certain thresholds, we may be required to pay contingent cash interest on the notes.

The net proceeds of the issuance of the $600.0 million Zero Coupon Zero Yield Convertible notes due 2033 were $586.5 million which was used to pay down short-term bank loans and our outstanding commercial paper. The issuance costs of $13.5 million are being amortized over a period through the first put date of June 2006.

Aggregate stated maturities of long-term debt and convertible notes are as follows:

	(Dollars in Thousands)
2004	$ 12,379
2005	194,190
2006	923
2007	428
2008	89
2009	77
Thereafter	2,340,888

5. Segment Reporting

Our wholly and partially owned businesses operate within the advertising, marketing and corporate communications services industry. These agencies are organized into strategic platforms, client centric networks, geographic regions and operating groups. Our businesses provide communications services to similar type clients on a global, pan-regional and national basis. The businesses have similar cost structures, and are subject to the same general economic and competitive risks. Given these similarities, we have aggregated their results into one reporting segment. A summary of our revenue and long-lived assets by geographic area for the years then ended, and as of December 31, 2003, 2002 and 2001 is presented below:

	(Dollars in Thousands)				
	United States	Euro Denominated	United Kingdom	Other International	Consolidated
2003					
Revenue	$4,720,828	$1,789,952	$941,941	$1,168,683	$8,621,404
Long-Lived Assets	309,192	98,413	95,549	93,642	596,796
2002					
Revenue	$4,284,630	$1,458,558	$814,134	$978,977	$7,536,299
Long-Lived Assets	319,730	75,198	86,866	75,941	557,735
2001					
Revenue	$3,717,011	$1,413,795	$805,188	$953,412	$6,889,406
Long-Lived Assets	310,556	61,555	93,355	72,489	537,955

6. Equity and Cost Based Investments

Equity Investments. We have 90 unconsolidated affiliated companies accounted for under the equity method. The affiliated companies offer marketing and corporate communications services similar to those offered by our operating companies. The equity method is used when we own less than 50% of the common stock but exercise significant influence over the operating and financial policies of the affiliate. The following table summarizes the balance sheets and income statements of our unconsolidated affiliates, as of December 31, 2003 and 2002 and for the years then ended:

	(Dollars in Thousands)	
	2003	2002
Current assets	$591,499	$502,685
Non-current assets	115,376	101,280
Current liabilities	464,407	369,344
Non-current liabilities	52,998	55,747
Minority interests	5,930	2,214
Gross revenue	493,207	399,446
Costs and expenses	442,384	329,825
Net income	46,930	42,188

Our equity interest in the net income of these affiliated companies was $15.1 million and $13.8 million for 2003 and 2002, respectively. Our equity interest in the net assets of these affiliated companies was $96.0 million and $77.2 million at December 31, 2003 and 2002, respectively. Owners of interests in certain of our affiliated companies have the right in certain circumstances to require us to purchase additional ownership stakes at fair value. The terms of these rights vary for each arrangement and the ultimate amount payable in the future also varies based upon the future earnings of the affiliated companies, changes in the applicable foreign currency exchange rates and the timing of when these rights are exercised.

Cost Based Investments. Our cost based investments at December 31, 2003 were primarily comprised of preferred stock interests representing equity interests of less than 20% in various service companies. This method is used when we own less than a 20% equity interest and do not exercise significant influence over the operating and financial policies of the investee.

The total cost basis of these investments, which are included in other assets on our balance sheet, as of December 31, 2003 and 2002 was $27.1 million and $224.5 million, respectively.

In May 2001, we received a non-voting, non-participating preferred stock interest in a newly formed company, Seneca Investments LLC ("Seneca"), in exchange for our contribution of Communicade, our subsidiary that conducted e-services industry investment activities. All of Communicade's investments at that time were comprised of minority interests in e-services industry businesses. The common shareholder of Seneca, who owns all of the common stock, is an established private equity investment firm. We do not have a commitment obligating us to advance funds or provide other capital to Seneca. The preferred stock is nonvoting, except on certain extraordinary events, including Seneca's issuance of senior securities or dividends on junior securities in violation of the preference; related party transactions involving Seneca's management or common stockholders other than management compensation, fees and other payments in the ordinary course of business; changes in control or conversion of Seneca into a partnership for tax purposes; and changes in Seneca's governing documents adversely affecting preferred shareholders' rights. The preferred stock is entitled to preferential cumulative dividends at a rate of 8.5% compounded semiannually and is redeemable on the 10th anniversary of issuance or earlier upon the occurrence of certain extraordinary events. Unpaid dividends accrue on a cumulative basis. The transaction was accounted for in accordance with SFAS 140, Accounting for Transfers and Servicing Financial Assets and Extinguishments of Liabilities, and resulted in no gain or loss being recognized by us on Seneca's formation.

In December 2002, we acquired all of the common stock of Organic, Inc. from Seneca. The transaction was effected by the redemption of $99.0 million of the preferred stock and the assumption of $7.2 million of liabilities.

In June 2003, we acquired all of the common stock of AGENCY.COM from Seneca. The transaction was effected by the redemption of $181.0 million of the preferred stock and the assumption of $15.8 million of liabilities.

The redemptions of the preferred stock were applied against our remaining carrying value in the preferred stock using the cost recovery method bringing our carrying value to zero. No cash dividends have been paid by Seneca or accrued by us in 2003 and prior. Any future dividends will not be recognized until they are realized.

7. Employee Stock Plans

We adopted a new equity incentive compensation plan in 2002 ("Equity Incentive Plan"). Under the Equity Incentive Plan, 9.2 million common shares are reserved for options and other awards, of which 3.3 million were for restricted stock awards. Pursuant to the Equity Incentive Plan, the exercise price of options awarded may not be less than 100% of the market price of the stock at the date of grant and the option term cannot be longer than seven years from the date of grant. The terms of each option and the times at which each option will be exercisable will be determined by the Compensation Committee of the Board of Directors. It is anticipated that the full vesting period for options will be no shorter than three years, and that some of the options granted will have vesting schedules like those under the long-term shareholder value plan described below. Current year option grants become exercisable 30% on each of the first two anniversary dates of the grant date with the final 40% becoming exercisable three years from the grant date. The restricted shares typically vest in 20% annual increments provided the employee remains in our employ.

Our prior incentive compensation plan was adopted in 1998 ("1998 Plan") and amended in 2000. Under the 1998 Plan, 8,250,000 common shares were reserved for options and other awards, of which up to 2,250,000 were for restricted stock awards. As a result of the adoption of the Equity Incentive Plan during 2002, no new awards may be granted under Omnicom's 1998 Plan, except with respect to shares relating to awards that are forfeited or cancelled. Therefore, as of December 31, 2003, no shares were available for future option grants under the 1998 Plan. Pursuant to the 1998 Plan, the exercise price of options awarded may not be less than 100% of the market price of the stock at the date of grant. Options become exercisable 30% on each of the first two anniversary dates of the grant date with the final 40% becoming exercisable three years from the grant date.

Under the terms of our long-term shareholder value plan ("LTSV Plan"), 9,000,000 common shares were reserved for option awards to key employees of the Company at an exercise price that is no less than 100% of the market price of the stock at the date of the grant. The options become exercisable after the sixth anniversary date of grant. The options can become exercisable prior to this anniversary date in increments of one-third if the market value for the Company's common stock increases compared to the market price on the date of grant by at least 50%, 75% and 100%, respectively. As a result of the adoption of the Equity Incentive Plan during 2002, no new awards may be granted under Omnicom's LTSV Plan. Therefore, as of December 31, 2003, no options were available for future grants under the LTSV Plan.

Options included under all prior incentive compensation plans, all of which were approved by our shareholders, for the past three years are:

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Shares under option, beginning of year	19,157,495	$69.83	17,743,823	$66.30	9,547,138	$57.50
Options granted under:						
1998 Plan	—	—	2,289,607	91.82	3,542,500	81.10
LTSV Plan	—	—	—	—	5,732,725	66.84
Equity Incentive Plan	617,500	47.85	28,149	60.39	—	—
Options exercised	(899,943)	38.89	(634,917)	44.56	(1,058,540)	39.83
Options forfeited	(197,957)	67.43	(269,167)	81.69	(20,000)	42.69
Shares under option, end of year	18,677,095	$70.62	19,157,495	$69.83	17,743,823	$66.30
Options exercisable at year-end	10,972,492		9,413,333		5,456,848	

The following table summarizes the information above about options outstanding and options exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices (in dollars)	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$12.11 to 26.27	120,361	1 year	12.15	120,361	12.15
12.94	340,000	1-2 years	12.94	340,000	12.94
19.72	360,000	2-3 years	19.72	360,000	19.72
24.28	390,000	3-4 years	24.28	390,000	24.28
39.75 to 66.40	818,997	4-5 years	43.74	818,997	43.74
44.62 to 91.22	2,786,855	5-6 years	77.20	2,767,149	77.32
47.74 to 84.00	2,870,500	6-7 years	71.91	2,253,000	78.51
62.35 to 87.16	8,808,575	7-8 years	72.53	3,261,229	74.14
85.84 to 93.55	2,181,807	8-9 years	91.85	661,756	91.78
	18,677,095			10,972,492	

Pro Forma. As permitted by SFAS No. 123, "Accounting for Stock Based Compensation", we are applying the accounting provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and are making annual pro forma disclosures of the effect of adopting the fair value method of accounting for employee stock options and similar instruments.

The weighted average fair value, calculated on the basis summarized below, of each option granted was as follows; 2003: $9.87; 2002: $28.01 and 2001: $21.45. The fair value of each option grant has been determined as of the date of grant using the Black-Scholes option valuation model and with the following assumptions (without adjusting for the risk of forfeiture and lack of liquidity):

	2003	2002	2001
Expected option lives	3.5 years	5 years	5 years
Risk free interest rate	2.1%	2.4% - 4.7%	4.0% - 4.9%
Expected volatility	29.00%	28.20% - 35.30%	28.58% - 30.79%
Dividend yield	1.7%	0.9% - 1.3%	0.9% - 1.4%

Using compensation cost for grants of the Company's stock options and shares issued under the employee stock purchase plan ("ESPP"), determined based on the fair value at the grant or issuance date in 2003, 2002 and 2001, consistent with the provision of SFAS No. 123, the effect on our net income and net income per share would have been as follows:

	Dollars in Thousands Except Per Share Data		
	2003	2002	2001
Net income, as reported	$675,883	$643,459	$503,142
Net income, pro forma	630,906	570,452	455,702
Stock-based employee compensation cost, net of tax, as reported	36,161	32,692	26,604
Additional stock-based employee compensation cost, net of tax, pro forma	44,977	73,007	47,440
Basic net income per share, as reported	3.61	3.46	2.75
Basic net income per share, pro forma	3.37	3.07	2.49
Diluted net income per share, as reported	3.59	3.44	2.70
Diluted net income per share, pro forma	3.37	3.07	2.47

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized, or expensed, over the vesting period, additional options may be granted in future years, awards may be forfeited or cancelled and the fair value of future awards may differ from the current fair values.

Restricted Shares. Changes in outstanding shares of restricted stock for the three years ended December 31, 2003 were as follows:

	2003	2002	2001
Restricted shares at beginning of year	2,070,844	2,227,022	2,493,505
Number granted	1,093,128	769,964	649,915
Number vested	(708,719)	(806,626)	(830,822)
Number forfeited	(85,905)	(119,516)	(85,576)
Restricted shares at end of year	2,369,348	2,070,844	2,227,022

All restricted shares were sold at a price per share equal to their par value. The difference between par value and market value on the date of the grant is charged to shareholders' equity and then amortized to expense over the period of restriction. The restricted shares typically vest in 20% annual increments provided the employee remains in our employ.

Restricted shares may not be sold, transferred, pledged or otherwise encumbered until the forfeiture restrictions lapse. Under most circumstances, the employee must resell the shares to us at par value if the employee ceases employment prior to the end of the period of restriction.

The charge to operations in connection with these restricted stock awards for the years ended December 31, 2003, 2002 and 2001 amounted to $60.3 million, $54.5 million and $47.1 million, respectively.

ESPP. We have an employee stock purchase plan that enables employees to purchase our common stock through payroll deductions over each plan quarter at 85% of the market price on the last trading day of the plan quarter. Purchases are limited to 10% of eligible compensation as defined by ERISA. During 2003, 2002 and 2001, employees purchased 315,566 shares, 349,181 shares and 323,269 shares, respectively, all of which were treasury shares, for which $18.1 million, $22.5 million and $23.7 million, respectively, was paid to us. For this plan, 1,637,405 shares remain reserved at December 31, 2003.

8. Income Taxes

Income before income taxes and the provision for taxes on income consisted of the amounts shown below:

	Years Ended December 31, (Dollars in Thousands)		
	2003	2002	2001
Income before income taxes:			
Domestic	$ 702,196	$ 700,209	$588,322
International	419,653	373,414	307,063
Total	$1,121,849	$1,073,623	$895,385
Provision for taxes on income:			
Current:			
Federal	$ 143,280	$ 154,567	$155,414
State and local	14,386	35,104	32,214
International	139,422	136,854	123,770
Total Current	297,088	326,525	311,398
Deferred:			
Federal	91,913	58,985	39,643
State and local	2,610	4,262	7,178
International	(10,684)	(14,135)	(6,091)
Total Deferred	83,839	49,112	40,730
Total	$ 380,927	$ 375,637	$352,128

Our effective income tax rate varied from the statutory federal income tax rate as a result of the following factors:

	2003	2002	2001
Statutory federal income tax rate	35.0%	35.0%	35.0%
Non-deductible amortization of goodwill	—	—	2.9
State and local taxes on income, net of federal income tax benefit	1.0	2.4	2.8
International subsidiaries' tax rate differentials	(1.8)	(0.9)	(0.2)
Other	(0.2)	(1.5)	(1.2)
Effective rate	34.0%	35.0%	39.3%

Deferred income taxes are provided for the temporary difference between the financial reporting basis and tax basis of our assets and liabilities. Deferred tax assets result principally from recording certain expenses in the financial statements which are not currently deductible for tax purposes and from differences between the tax and book basis of assets and liabilities recorded in connection with acquisitions. Deferred tax liabilities result principally from non-cash, unrealized financial statement gains associated with investments and capital transactions, including initial public offerings of common stock by affiliates, and expenses which are currently deductible for tax purposes, but have not yet been expensed in the financial statements.

Deferred tax assets and liabilities as of December 31, 2003 and 2002 consisted of the amounts shown below (dollars in thousands):

	2003	2002
Deferred tax assets:		
Compensation and severance	$119,833	$115,748
Basis differences arising from acquisitions	71,250	67,738
Basis differences from short term assets and liabilities	25,328	40,852
Tax loss carryforwards	76,858	54,446
Other	—	8,876
Total deferred tax assets	293,269	287,660
Valuation allowance	(44,336)	(42,334)
Total deferred tax assets net of valuation allowance	$248,933	$245,326
Deferred tax liabilities:		
Unrealized gain on investments and capital transactions of affiliates	39,615	40,556
Basis differences arising from tangible and deductible intangible assets	42,370	14,077
Financial instruments	109,862	69,643
Other	12,257	—
Total deferred tax liabilities	$204,104	$124,276

Net current deferred tax assets as of December 31, 2003 and 2002 were $104.8 million and $78.5 million, respectively, and were included in prepaid expenses and other current assets. At December 31, 2003, we had non-current deferred tax assets of $144.1 million and long-term deferred tax liabilities of $204.1 million and at December 31, 2002, we had non-current deferred tax assets of $166.8 million and long-term deferred tax liabilities of $124.3 million. We have concluded that it is more likely than not that we will be able to realize our deferred tax assets in future periods.

A provision has been made for additional income and withholding taxes on the earnings of international subsidiaries and affiliates that will be distributed.

9. Employee Retirement Plans

Our international and domestic subsidiaries provide retirement benefits for their employees primarily through defined contribution plans. Company contributions to the plans, which are determined by the boards of directors of the subsidiaries, have generally been in amounts up to 15% (the maximum amount deductible for U.S. federal income tax purposes) of total eligible compensation of participating employees. Expenses related to the Company's contributions to these plans in 2003 were $65.3 million, in 2002 were $63.8 million and in 2001 were $69.2 million.

Our pension plans are primarily related to non-U.S. businesses. These plans are not subject to the Employee Retirement Income Security Act of 1974. Substantially all of these plans are funded by fixed premium payments to insurance companies which undertake to provide specific benefits to the individuals covered. Pension expense recorded for these plans in 2003 was $7.3 million, in 2002 was $12.4 million and in 2001 was $14.9 million.

Certain of our subsidiaries have executive retirement programs under which benefits will be paid to participants or to their beneficiaries over periods up to 15 years beginning after cessation of full-time employment, at age 65 or death. In addition, other subsidiaries have individual deferred compensation arrangements with certain executives which provide for payments over varying terms upon retirement, cessation

of employment or death. The costs related to these benefits, which are accrued during the employee's service period with us, were not material to the 2003, 2002 and 2001 consolidated results of operations or financial position. Our obligation with respect to these programs is included in deferred compensation and other liabilities on the balance sheet.

10. Commitments and Contingent Liabilities

At December 31, 2003, we were committed under operating leases, principally for office space in many of the major cities around the world. Certain leases are subject to rent reviews with various escalation clauses and require payment of various operating expenses which may also be subject to escalation clauses. Rent expense for the years ended December 31, 2003, 2002 and 2001 was reported as follows:

	(Dollars in Thousands)		
	2003	2002	2001
Office Rent	$352,840	$326,815	$313,449
Third Party Sublease	(17,339)	(15,534)	(8,046)
Total Office Rent	335,501	311,281	305,403
Equipment Rent	152,431	152,146	147,338
Total Rent	$487,932	$463,427	$452,741

Future minimum office and equipment base rents under terms of non-cancelable operating leases, reduced by rents to be received from existing non-cancelable subleases, are as follows:

	(Dollars in Thousands)		
	Gross Rent	Sublease Rent	Net Rent
2004	$458,002	$(22,117)	$435,885
2005	380,595	(17,870)	362,725
2006	303,026	(14,653)	288,373
2007	241,144	(9,797)	231,347
2008	197,439	(6,520)	190,919
Thereafter	965,136	(15,873)	949,263

See note 14 for a discussion of legal proceedings to which we are subject.

11. Fair Value of Financial Instruments

The following table presents the carrying amounts and fair values of our financial instruments at December 31, 2003 and 2002. Amounts in parentheses represent liabilities.

	2003 (Dollars in Thousands)		2002 (Dollars in Thousands)	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash, cash equivalents and short-term investments	$1,548,935	$1,548,935	$695,881	$695,881
Other investments	27,112	27,112	224,478	224,478
Long-term debt and convertible notes	(2,536,601)	(2,582,253)	(1,947,814)	(1,953,251)
Financial Commitments				
Cross-currency interest rate swaps	(44,765)	(44,765)	(27,556)	(27,556)
Forward foreign exchange contracts	(1,019)	(1,019)	(3,747)	(3,747)
Guarantees	—	(925)	—	(8,449)
Letters of credit	—	—	—	(2,854)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Short-term investments:

Short-term investments which consist primarily of short-term investments and investments in short-term interest bearing instruments with original maturity dates between three months and one year are carried at cost which approximates fair value.

Other investments:

Other investments are carried at cost, which approximates fair value. Our investment in Seneca represented $181.0 million of the balance at December 31, 2002 and zero at December 31, 2003. Refer to note 6 for additional information about this investment.

Long-term debt and convertible notes:

A portion of our long-term debt includes floating rate debt, the carrying value of which approximates fair value. Our long-term debt also includes convertible notes and fixed rate debt. The fair value of these instruments was determined by reference to quotations available in markets where these issues were traded.

Financial commitments:

The estimated fair values of derivative positions are based upon quotations received from independent, third party banks and represent the net amount required to terminate the positions, taking into consideration market rates and counterparty credit risk. The fair values of guarantees and letters of credit are based upon the stated value of the underlying instruments. The guarantees, which relate to real estate leases, were issued by us for affiliated companies. The letters of credit represent guarantees issued by us on behalf of our operating companies for activities in the normal course of business.

12. Financial Instruments and Market Risk

We adopted Statement Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", on January 1, 2001. SFAS No. 133 establishes accounting and reporting standards requiring that derivative instruments which meet the SFAS 133 definition of a derivative (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value.

Derivatives that do not qualify for hedge accounting must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a derivative used as a hedge is required to be immediately recognized in our statement of income.

Our derivative activities are confined to risk management activities related to our international operations. We enter into short-term forward foreign exchange contracts which hedge our intercompany cash movements between subsidiaries operating in different currency markets from that of our treasury centers from which they borrow or invest. In the limited number of instances where operating expenses and revenues are not denominated in the same currency, amounts are promptly settled or hedged in the foreign currency market with forward contracts. Changes in market value of the forward contracts are included in the income statement and are offset by the corresponding change in value of the underlying asset or liability being hedged. The terms of these contracts are generally 90 days or less. At December 31, 2003 and 2002, the aggregate amount of intercompany receivables and payables subject to this hedge program was $1,251.0 million and $791.7 million, respectively. The table below summarizes by major currency the notional principal amounts of the Company's

forward foreign exchange contracts outstanding at December 31, 2003 and 2002. The "buy" amounts represent the U.S. dollar equivalent of commitments to purchase the respective currency, and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell the respective currency. Refer to note 11 for a discussion of the value of these instruments.

At December 31, 2003 and 2002, we had Japanese Yen 19.1 billion aggregate notional principal amount of cross-currency interest rate swaps which mature in 2005. The swaps effectively hedge our net investment in Japanese Yen denominated assets.

In the first quarter of 2001, we recorded a $2.9 million after tax charge in earnings ($4.9 million pre-tax) for the cumulative effect of adopting SFAS No. 133. The charge resulted from our accounting for a hedge in our net Yen investments. We utilized cross-currency interest rate swap contracts to hedge our net Yen investments. Consistent with our policy with respect to derivative instruments and hedging activities and in accordance with SFAS No. 133, we designated the change in Yen spot rates as the hedged risk in our net Yen investments. Since the contract was a hedge of our net Yen investments, the change in the fair value of the contract attributable to changes in spot rates, which was the effective portion of the hedge, was recorded as an offset in the cumulative translation account, the same account in which translation gains and losses on the net Yen investment are recorded. All other changes in the fair value of the contract were recorded currently in operating income or expense as ineffectiveness. During the first quarter of 2001, we replaced the contract with a floating rate cross-currency swap contract. As a result, minimal ineffectiveness will result for the remaining term.

We have established a centralized reporting system to evaluate the effects of changes in interest rates, currency exchange rates and other relevant market risks. We periodically determine the potential loss from market risk by performing a value-at-risk computation. Value-at-risk analysis is a statistical model that utilizes historic currency exchange and interest rate data to measure the potential impact on future earnings of our existing portfolio of derivative financial instruments. The value-at-risk analysis we performed on our December 31, 2003 portfolio of derivative financial instruments indicated that the risk of loss was immaterial. Counterparty risk arises from the inability of a counterparty to meet its obligations. To mitigate counterparty risk, we entered into derivative contracts with major well-known banks and financial institutions that have credit ratings at least equal to our credit rating. This system is designed to enable us to initiate remedial action, if appropriate.

	(Dollars in Thousands) Notional Principal Amount			
	2003		2002	
	Company Buys	Company Sells	Company Buys	Company Sells
U.S. Dollar	$ 41,223	$103,870	$ 32,058	$ 43,575
British Pound	460,079	160,811	271,074	92,970
Euro	8,078	273,500	3,941	160,657
Japanese Yen	74,671	—	20,734	3,346
Other	41,205	87,581	66,369	96,988
Total	$625,256	$625,762	$394,176	$397,536

The foreign currency and Yen swap contracts existing during the years ended December 31, 2003 and 2002 were entered into for the purpose of hedging certain specific currency risks. As a result of these financial instruments, we reduced financial risk in exchange for foregoing any gain (reward) which might have occurred if the markets moved favorably. In using these contracts, management exchanged the risks of the financial markets for counterparty risk. To minimize counterparty risk, we only enter into these contracts with major well-known banks and financial institutions that have credit ratings equal to or better than our credit rating.

13. New Accounting Pronouncements

The following pronouncements were issued by the FASB in 2001, 2002 and 2003, and impact our financial statements as discussed below: Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141); Statement of Financial Accounting Standards No. 142, Goodwill and Other

Intangible Assets (SFAS 142); Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143); Statements of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144); Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146); Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - An Amendment of FASB No. 123 (SFAS 148); and Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liability and Equity (SFAS 150).

SFAS 141 requires all business combinations initiated after June 30, 2001 be accounted for under the purchase method. SFAS 141 superseded Accounting Pronouncement Bulletin ("APB") Opinion No. 16, Business Combinations, and Statement of Financial Accounting Standards No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises, and is effective for all business combinations initiated after June 30, 2001. Given that all of our acquisitions in 2000 and 2001 were accounted for under the purchase method, the adoption of SFAS 141 on July 1, 2001 and the cessation of goodwill amortization on post July 1, 2001 acquisitions as required by SFAS 142, as discussed below, was not material to our 2001 results of operations and financial position.

SFAS 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 supersedes APB Opinion No. 17, Intangible Assets. Effective January 1, 2002, companies are no longer required to amortize goodwill and other intangibles that have indefinite lives, but these assets will be subject to periodic testing for impairment. Additionally, goodwill acquired in a business combination for which the acquisition date was after June 1, 2001 is no longer required to be amortized. We adopted SFAS 142 effective January 1, 2002. We completed the initial impairment test during the second quarter of 2002 and a subsequent impairment test by the end of the second quarter of 2003 and concluded that there was no impairment at either date. The results of the impairment testing did not impact our results of operations and financial position.

The following summary table presents the impact of the elimination of goodwill amortization as required by the adoption of SFAS 142 on operating income, profit before tax ("PBT"), equity in affiliates, minority interest and earnings per share ("EPS") had the statement been in effect at the beginning of 2001.

	(Dollars in Thousands, except per share amounts) 2001	
	as adjusted	as reported
Operating Profit	$1,062,974	$968,184
Income before Income Taxes	990,175	895,385
Equity in Affiliates	15,444	12,667
Minority Interest	(54,266)	(52,782)
Diluted EPS	$3.13	$2.70

SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. Effective January 1, 2002, we adopted SFAS 144. The adoption did not result in an impairment charge.

SFAS 146 requires costs associated with exit or disposal activities be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal costs that are initiated after December 31, 2002. We adopted SFAS 146 effective January 1, 2003. The adoption did not have a material impact on our consolidated results of operations or financial position.

SFAS 148 is issued as an amendment to FASB No. 123, Accounting for Stock-Based Compensation, and provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation (in accordance with SFAS 123). We have applied the accounting provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and we have made the annual pro forma disclosures of the effect of adopting the fair value method of accounting for employee stock options and similar instruments as required by SFAS 123 and permitted under SFAS 148. Also under SFAS 148, we adopted quarterly pro forma disclosures during 2003. This disclosure requirement did not have

an impact on our consolidated results of operations or financial position. The FASB recently indicated that they will issue a new accounting standard that will require stock-based employee compensation to be recorded as a charge to earnings beginning in 2004. We will continue to monitor the progress of the FASB with regard to the issuance of this standard.

SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). We adopted the standard in the third quarter of 2003, as modified by FSP 150-3. The adoption did not have an impact on, or result in additional disclosure in, our December 31, 2003 consolidated results of operations or financial position. We will continue to closely monitor developments in the area of accounting for certain capital investments with characteristics of both liabilities and equity.

The following FASB Interpretations ("FINs") were issued in 2002 and 2003: FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others - an Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34; and FIN 46, Consolidation of Variable Interest Entities - An Interpretation of ARB No. 51.

FIN 45 sets forth the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The application of FIN 45 did not have an impact on, or result in additional disclosure, in our December 31, 2003 consolidated results of operations or financial position.

FIN 46 addresses the consolidation by business enterprises of variable interest entities, as defined in FIN 46 and is based on the concept that companies that control another entity through interests, other than voting interests, should consolidate the controlled entity. The consolidation requirements apply immediately to FIN 46 interests held in variable interest entities created after January 31, 2003 and to interests held in variable interest entities that existed prior to February 1, 2003 and remain in existence as of July 1, 2003. The FASB subsequently issued FIN 46R in December 2003 which modified certain provisions of FIN 46. The effective date of FIN 46R applies to the first reporting period after March 15, 2004. The application of FIN 46 as originally issued and as revised by the issuance of FIN 46R are not expected to have an impact on, or result in additional disclosure in consolidated results of operations or financial position.

The Emerging Issues Task Force ("EITF") of the FASB also released interpretive guidance covering several topics that impact our financial statements. These topics include revenue arrangements with multiple deliverables (EITF 00-21), customer relationship intangible assets acquired (EITF 02-17) and vendor rebates (EITF 02-16). The application of this guidance did not have a material impact on our consolidated results of operations or financial position.

14. Legal Proceedings

Beginning on June 13, 2002, several proposed class actions were filed against us and certain senior executives in the United States District Court for the Southern District of New York. The actions have since been consolidated under the caption In re Omnicom Group Inc. Securities Litigation, No. 02-CV4483 (RCC) on behalf of a proposed class of purchasers of our common stock between February 20, 2001 and June 11, 2002. The consolidated complaint alleges among other things that our public filings and other public statements during that period contained false and misleading statements or omitted to state material information relating to (1) our calculation of the organic growth component of period-to-period revenue growth, (2) our valuation of certain internet investments, made by our Communicade Group, which we contributed to Seneca Investments LLC in 2001, and (3) the existence and amount of certain contingent future obligations in respect of acquisitions. The complaint seeks an unspecified amount of compensatory damages plus costs and attorneys' fees. Defendants have moved to dismiss the complaint. The court has not yet decided the motion.

In addition to the proceedings described above, a shareholder derivative action was filed in New York State Court on June 28, 2002 by a plaintiff stockholder, purportedly on our behalf, alleging breaches of fiduciary duty, disclosure failures, abuse of control and gross mismanagement in connection with the formation of Seneca Investments LLC, including as a result of open-market sales of our common shares by our chairman and two former employee directors. The complaint seeks the imposition of a constructive trust on profits received in the stock sales, an unspecified amount of money damages and attorneys' fees and other costs. A motion has been filed to dismiss this action. Subsequently, the parties agreed to stay further proceedings in this case pending additional developments in the class action cases described above.

Management presently expects to defend these cases vigorously. Currently, we are unable to determine the outcome of these cases and the effect on our financial position or results of operations. The outcome of any of these matters is inherently uncertain and may be affected by future events. Accordingly, there can be no assurance as to the ultimate effect of these matters.

We are also involved from time to time in various legal proceedings in the ordinary course of business. We do not presently expect that these proceedings will have a material adverse effect on our consolidated financial position or results of operations.

15. Subsequent Event

We plan to adopt the fair value method of accounting for stock-based compensation during the first quarter of 2004 utilizing the modified prospective method and the restatement approach. We expect the effect will be to reduce net income and earnings per share in future periods. The impact on our net income and earnings per share for prior periods will be consistent with the pro forma disclosures included in note 7 to our financial statements.

OMNICOM GROUP INC. AND SUBSIDIARIES
Quarterly Results of Operations (Unaudited)

The following table sets forth a summary of the Company's unaudited quarterly results of operations for the years ended December 31, 2003 and 2002, in thousands of dollars except for per share amounts.

	Quarter			
	First	Second	Third	Fourth
Revenue				
2003	$1,937,245	$2,149,508	$2,028,603	$2,506,047
2002	1,732,426	1,916,569	1,768,459	2,118,845
Income Before Income Taxes				
2003	215,086	323,693	222,878	360,192
2002	217,536	324,548	205,827	325,712
Income Taxes				
2003	75,211	110,555	75,510	119,651
2002	79,858	122,014	69,696	104,069
Income After Income Taxes				
2003	139,875	213,138	147,368	240,541
2002	137,678	202,534	136,131	221,643
Equity in Earnings of Affiliates				
2003	2,486	1,865	3,996	6,757
2002	2,522	3,454	2,436	5,399
Minority Interests				
2003	(13,777)	(24,256)	(16,095)	(26,015)
2002	(11,634)	(18,673)	(12,463)	(25,568)
Net Income				
2003	128,584	190,747	135,269	221,283
2002	128,566	187,315	126,104	201,474
Basic Net Income Per Share				
2003	0.69	1.02	0.72	1.18
2002	0.69	1.01	0.68	1.08
Diluted Net Income Per Share				
2003	0.69	1.02	0.72	1.17
2002	0.68	1.00	0.68	1.08

Schedule II

OMNICOM GROUP INC. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

For the Three Years Ended December 31, 2003

(Dollars in Thousands)

	Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Removal of Uncollectable Receivables (1)	Translation Adjustments (increase) decrease	Balance at End of Period
Valuation accounts deducted from Assets to which they apply — Allowance for doubtful accounts:					
December 31, 2003	$75,575	$12,941	$24,637	$(5,778)	$69,657
December 31, 2002	79,183	21,846	30,113	(4,659)	75,575
December 31, 2001	72,745	30,739	23,764	537	79,183

(1) Net of acquisition date balances in allowance for doubtful accounts of companies acquired of $0.6 million, $2.0 million and $3.1 million in 2003, 2002 and 2001, respectively.

EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges
2003 - 1999

(in thousands, except ratios)

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Earnings as defined:					
Profit before tax as reported	$1,121,849	$1,073,623	$ 895,385	$ 911,617	$673,708
Add: Dividends from affiliates	15,947	17,185	28,378	39,222	10,485
Interest expense	57,932	45,509	90,918	116,681	84,908
Interest factor (re: rentals)[a]	162,644	154,476	150,914	131,594	113,861
Total earnings	$1,358,372	$1,290,793	$1,165,595	$1,199,114	$882,962
Fixed charges as defined:					
Interest expense	$ 57,932	$ 45,509	$ 90,918	$ 116,681	$ 84,908
Interest factor (re: rentals)[a]	162,644	154,476	150,914	131,594	113,861
Total fixed charges	$ 220,576	$ 199,984	$ 241,832	$ 248,275	$198,768
Ratio of earnings to fixed charges	6.16	6.45	4.82	4.83	4.44

(a) The interest factor related to rentals reflects the appropriate portion of rental expense representative of an interest factor.

EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Omnicom Group Inc.:

We consent to the incorporation by reference in the registration statements (Registration Statement Nos. 333-84498, 333-33972, 333-37634, 333-41717, 333-70091, 333-74591, 333-74727, 333-84349, 333-90931, 333-108063) on Form S-8 and (Registration Statement Nos. 333-22589, 333-35670, 333-43883, 333-44481, 333-44483, 333-47047, 333-47342, 333-47426, 333-52828, 333-104391, 333-108611, 333-112840, 333-112841) on Form S-3 of Omnicom Group Inc. and subsidiaries of our report dated February 13, 2004, with respect to the consolidated balance sheets of Omnicom Group Inc. and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, and the related 2003 and 2002 financial statement schedules, which report appears in the December 31, 2003 annual report on Form 10-K of Omnicom Group Inc. and subsidiaries.

/s/ KPMG LLP

New York, New York
March 15, 2004

EXHIBIT 31.1

CERTIFICATION

I, John D. Wren, certify that:

1. I have reviewed this Annual Report on Form 10-K for the period ended December 31, 2003 of Omnicom Group Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of this annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2004

/s/ JOHN D. WREN

John D. Wren
Chief Executive Officer and President

EXHIBIT 31.2

CERTIFICATION

I, Randall J. Weisenburger, certify that:

1. I have reviewed this Annual Report on Form 10-K for the period ended December 31, 2003 of Omnicom Group Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of this annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2004

/s/ RANDALL J. WEISENBURGER

Randall J. Weisenburger
Executive Vice President and
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF ANNUAL REPORT ON FORM 10-K

Pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, in connection with the filing of Omnicom Group Inc.'s Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of Omnicom Group Inc. certifies that, to such officer's knowledge:

- the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
- the information contained in the Report fairly presents, in all material aspects, the financial condition and results of operations of Omnicom Group Inc. as of the dates and for the periods expressed in the Report.

Executed as of March 15, 2004.

/s/ JOHN D. WREN

Name: John D. Wren
Title: Chief Executive Officer and President

/s/ RANDALL J. WEISENBURGER

Name: Randall J. Weisenburger
Title: Executive Vice President and Chief Financial Officer

Omnicom

Board Of Directors

BRUCE CRAWFORD
Chairman,
Omnicom Group

JOHN D. WREN
President and Chief Executive Officer,
Omnicom Group

ROBERT CHARLES CLARK
Harvard University Distinguished
Service Professor,
Harvard Law School

LEONARD S. COLEMAN, JR.
Senior Advisor, Major League Baseball,
Former Chairman, Arena Co.

ERROL M. COOK
Private Investor and Consultant,
Former Managing Director,
Warburg Pincus & Company

SUSAN S. DENISON
Partner,
Cook Associates

MICHAEL A. HENNING
Former Deputy Chairman,
Ernst & Young

JOHN R. MURPHY
Vice Chairman,
National Geographic Society

JOHN R. PURCELL
Chairman and Chief Executive Officer,
Grenadier Associates Ltd.

LINDA JOHNSON RICE
President and Chief Executive Officer,
Johnson Publishing Company, Inc.

GARY L. ROUBOS
Former Chairman,
Dover Corporation

Committees Of The Board

AUDIT
John R. Murphy, Chairman
Robert Charles Clark
Errol M. Cook
Michael A. Henning

COMPENSATION
Gary L. Roubos, Chairman
Leonard S. Coleman, Jr.
Susan S. Denison
Linda Johnson Rice

FINANCE
Bruce Crawford, Chairman
John R. Purcell
Gary L. Roubos

GOVERNANCE
John R. Purcell, Chairman
Robert Charles Clark
Leonard S. Coleman, Jr.
Susan S. Denison
John R. Murphy
Linda Johnson Rice

Omnicom Officers

JOHN D. WREN
President and Chief Executive Officer

RANDALL J. WEISENBURGER
Executive Vice President and
Chief Financial Officer

PETER MEAD
Vice Chairman

BRUCE REDDITT
Executive Vice President

THOMAS W. WATSON
Executive Vice President

PHILIP J. ANGELASTRO
Senior Vice President Finance and Controller

MICHAEL J. O'BRIEN
Senior Vice President, General Counsel and
Secretary

PHILIP J. GEORGE
Tax Counsel

DENNIS E. HEWITT
Treasurer

Omnicom

Corporate Information

Principal Executive Offices

437 Madison Avenue
New York, New York 10022
212.415.3600

One East Weaver Street
Greenwich, Connecticut 06831
203.618.1500

239 Old Marylebone Road
London NW1 5QT
44 (0) 20 7928 7007

www.omnicomgroup.com

Annual Meeting

The Annual Meeting of Stockholders will be held on Tuesday, May 25, 2004, at 10:00 a.m. Eastern Time at
BBDO Atlanta,
Alliance Center
3500 Lenox Road
Suite 1900
Atlanta, Georgia 30326

Stock Listing

Omnicom common stock is traded on the New York Stock Exchange. The ticker symbol is OMC.

Transfer Agent & Registrar

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
www.melloninvestor.com

Investor Services Program

An Investor Services Program, which includes direct stock purchase and dividend reinvestment features, is available to stockholders of record and other interested investors. For further information, please contact Mellon Investor Services at 877.870.2370 or go to www.melloninvestor.com.

Stock Transfer Matters/Change of Address

To assist you in handling matters relating to stock transfer or change of address, please write to or call our transfer agent:
Mellon Investor Services LLC
Shareholder Relations Dept.
P.O. Box 3315
South Hackensack, New Jersey 07606-1915
877.870.2370

Independent Auditors

KPMG LLP
345 Park Avenue
New York, New York 10154

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